Form 10-K405, Exhibit 13
period 1998-06-30
BERINGER WINE ESTATES HOLDINGS INC
filed 1998-09-28
CIK 1041891

                             BERINGER WINE ESTATES



                                   FINANCIAL

                                   HIGHLIGHTS





Fiscal year ended June 30 ($ in millions, except per share data)          1994        1995        1996        1997        1998
================================================================================================================================
Net sales                                                              $ 180.8     $ 202.0     $ 231.7     $ 269.5     $ 318.4
Sales growth                                                              13.6%       11.7%       14.7%       16.3%       18.2%

Pro forma gross profit                                                 $  90.8     $ 100.7     $ 116.1     $ 134.9     $ 163.7
Gross profit margin                                                       50.2%       49.9%       50.1%       50.1%       51.4%

Pro forma operating income                                             $  25.4     $  34.8     $  43.9     $  56.3     $  70.5
Operating income margin                                                   14.1%       17.2%       18.9%       20.9%       22.1%

Pro forma net income to
  common stockholders                                                  $  10.5     $  16.8     $  15.6     $  15.1     $  29.5
Net income margin                                                          5.8%        8.3%        6.7%        5.6%        9.3%

Pro forma net income per share                                              --          --          --     $  1.12     $  1.63

Total assets                                                           $ 286.5     $ 289.9     $ 438.7     $ 467.2     $ 540.5
Total shareholders' equity                                             $ 140.9     $ 158.3     $  48.4     $  78.3     $ 185.9

                             BERINGER WINE ESTATES



                                 MANAGEMENT'S

                            DISCUSSION AND ANALYSIS



                                 INTRODUCTION

Beringer Wine Estates, through its operating unit Beringer Vineyards, has continuously operated since its founding in 1876. On January 1, 1996, an investment group led by Texas Pacific Group acquired Beringer Wine Estates Holdings, Inc. (the Company), in a leveraged transaction. Thereafter, the Company expanded with the acquisitions of Chateau St. Jean in April 1996 and Stags' Leap Winery in February 1997.

     Each of these transactions was recorded using the purchase accounting method. Under this method, the purchase price was allocated to the assets and liabilities of the acquired company in the order of their liquidity and based on their estimated fair market values at the time of the transaction. When the Company was acquired in January 1996, $101.9 million of the purchase price in excess of book value was allocated to the Company's inventory on hand at the transaction date. This allocation of purchase price is referred to as inventory step-up throughout this document. Subsequent acquisitions have resulted in additional inventory step-up. The 1996 purchase of Chateau St. Jean generated $6.4 million in inventory step-up, while the 1997 acquisition of Stags' Leap Winery generated $14.6 million in inventory step-up. The Company uses the "first-in, first-out" ("FIFO") method of inventory accounting. As the inventory on hand at the transaction dates is sold in the normal course of business under the FIFO method of accounting, costs of the wine sold are charged to cost of goods sold, including the amount of the inventory step-up associated with the wine sold. As this inventory step-up is charged to cost of goods sold, it reduces the Company's gross profit and its overall operating results. The charges to cost of goods sold resulting from the inventory step-up are non-cash items and are expected to affect the Company's reported performance at decreasing levels through fiscal year 2000. As the inventory step-up will affect the Company's reported financial results only in the near term, the current results are not indicative of the Company's future performance. This discussion reflects adjusted results excluding the impact of inventory step-up.

     In October 1997, the Company sold 4,920,000 shares of Class B Common Stock to the public (the IPO) and 600,000 shares of Class B Common Stock directly to holders of the Series A Preferred Stock. Net proceeds from the public offering were $132.5 million which was used to retire all of the outstanding subordinated notes, redeem all outstanding shares of the Series A Preferred Stock and retire $49.9 million and $6.0 million of the Company's line of credit and long-term senior debt, respectively. The early retirement of the subordinated notes resulted in a pre-tax extraordinary charge of $4.7 million that included a $3.2 million prepayment penalty and a $1.5 million write-off of unamortized discount. The early redemption of the Series A Preferred Stock resulted in a $2.5 million reduction of net income allocable to common stockholders, which represented the accelerated accretion of the original issue discount remaining on the redemption date.

                                YEAR IN SUMMARY

Operating results continued to improve in fiscal 1998 as sales volume was up 12%, net revenues rose 18%, and net income and earnings per share increased significantly from fiscal 1997 levels. The Company's success as a leading producer of premium varietal wines continues to be due to an emphasis on quality products, brand strength, consumer focused marketing and experienced and dedicated employees.


Net Income (Loss) and Per Share Amounts

Fiscal year ended June 30 (in thousands, except per share data)                                          1997           1998
------------------------------------------------------------------------------------------------------------------------------
As Reported
  Net Income (loss) to Common                                                                      $  (10,369)     $   7,883
  Diluted EPS                                                                                           (0.86)          0.43

Adjusted/(1)/
  Net Income to Common                                                                             $   15,089      $  29,537
  Diluted EPS                                                                                            1.12           1.63

/(1)/ Net income adjusted to exclude the non-cash charge related to inventory step-up, extraordinary item and the non-recurring charge for accelerated accretion of the preferred dividend discount resulting from the redemption of Series A Preferred Stock.

                             BERINGER WINE ESTATES



                                 MANAGEMENT'S

                            DISCUSSION AND ANALYSIS



Beringer Wine Estates' net income available to common stockholders was $7.9 million or $0.43 per diluted share for fiscal 1998 compared to a loss of $10.4 million or $(0.86) per diluted share for fiscal 1997. Adjusted net income available to common stockholders was $29.5 million for the year compared to $15.1 million for fiscal 1997. Adjusted earnings per share, on a diluted basis, grew 46% to $1.63 for fiscal 1998 from $1.12 last year. Adjusted net income represents net income adjusted to exclude the non-cash charge related to inventory step-up, the extraordinary item and the non-recurring charge for accelerated accretion of the preferred dividend discount resulting from the redemption of Series A Preferred Stock.

     Net revenues grew $49.0 million or 18% in fiscal 1998 to $318.4 million. Fiscal 1998 gross profit increased $44.3 million or 48% over fiscal 1997 to $135.9 million. Adjusted gross profit, excluding the non-cash charge related to inventory step-up, for fiscal 1998 grew 21% over fiscal 1997 to $163.7 million. Selling, general and administrative expenses for fiscal 1998 grew $14.6 million or 19% over fiscal 1997. Fiscal 1998 operating income increased $29.7 million over fiscal 1997 to $42.6 million. Adjusted operating income for fiscal 1998, excluding inventory step-up, increased $14.2 million or 25% to $70.5 million compared to fiscal 1997.

     Total assets at June 30, 1998 were $543.6 million, 16% higher than at June 30, 1997 and inventories were $251.7 million, 18% higher than the June 30, 1997 balances. Total debt at June 30, 1998 was $277.2 million, down $41.9 million from June 30, 1997.

                             RESULTS OF OPERATIONS


Fiscal 1998 vs Fiscal 1997

Net Revenues

Fiscal year ended June 30 (dollars and volume in thousands)                                 1996          1997          1998
==============================================================================================================================
Beringer                                                                              $  149,719    $  160,336    $  190,441
Meridian                                                                                  24,726        39,009        53,782
All Other California Brands                                                               48,834        59,413        59,698
Imports                                                                                    8,451        10,702        14,527
                                                                                      ----------------------------------------
  Total Net Revenue                                                                   $  231,730    $  269,460    $  318,448
                                                                                      ========================================

Volume (total 9-liter case equivalents)                                                    4,997         5,411         6,063
Net Revenue Per Case                                                                  $    46.37    $    49.80    $    52.52

Fiscal 1996 represents the summation of the six month periods ended December 31, 1995 and June 30, 1996


Fiscal 1998 net revenues were $318.4 million, an 18% increase over fiscal 1997. Net revenue for fiscal 1998 grew from fiscal 1997 by 19% for Beringer, 38% for Meridian and 36% for Imports. Fiscal 1998 shipments of nine-liter case equivalents were 6.1 million cases, 12% higher than the 5.4 million cases in the fiscal 1997. Volume growth was primarily driven by Beringer, Meridian and the Import brands.

    The average revenue per nine-liter case increased 6% to $52.52 per case from $49.68 per case in fiscal 1997. This increase reflects the positive mix change resulting from increased Meridian volume and higher per unit revenue from other California brands. The Company expects revenue growth in the future will result primarily from volume growth as the impact of price increases, if any, are expected to be less than those taken in the past two years.

Cost of Goods Sold Cost of goods sold for fiscal 1998 increased from fiscal 1997 by $4.7 million to $182.6 million. Included in cost of goods sold are $43.3 and $27.8 million of non-cash charges resulting from the inventory step-up for years ended June 30, 1997 and 1998,

                             BERINGER WINE ESTATES



respectively. Cost of goods sold, excluding the non-cash charge related to inventory step-up, was $154.7 million for fiscal 1998, a $20.2 million increase from fiscal 1997. The average cost per nine-liter case (excluding step-up) increased $0.72 or 3% to $25.52 for fiscal 1998. These changes are primarily due to price changes in raw materials as new vintages are introduced.


Gross Profit

Fiscal year ended June 30 (in thousands)                                                  1996           1997           1998
==============================================================================================================================
Net Revenue                                                                         $  231,730     $  269,460     $  318,448
Cost of Goods Sold                                                                     147,740        177,829        182,557
                                                                                    ------------------------------------------
Gross Profit                                                                            83,990         91,631        135,891
                                                                                    ------------------------------------------
Inventory Step-up                                                                       32,131         43,308         27,845
Adjusted Gross Profit                                                               $  116,121     $  134,939     $  163,736
                                                                                    ==========================================

Fiscal 1996 represents the summation of the six month periods ended December 31, 1995 and June 30, 1996


Gross profit for fiscal 1998 was $135.9 million, an increase of $44.3 million, or 48% over fiscal 1997. Adjusted gross profit, excluding the non-cash charge related to inventory step-up, for fiscal 1998 increased $28.8 million, or 21% over fiscal 1997, to $163.7 million. The increase in adjusted gross profit was a result of 12% volume growth and 9% growth in per unit profits.


Gross Margin

Fiscal year ended June 30                                                                 1996           1997           1998
==============================================================================================================================
Net Revenue                                                                              100.0%         100.0%         100.0%
Cost of Goods Sold                                                                        63.8%          66.0%          57.3%
                                                                                    ------------------------------------------
Gross Margin                                                                               36.2%         34.0%          42.7%
Inventory Step-up                                                                          13.9%         16.1%           8.7%
                                                                                    ------------------------------------------
Adjusted Gross Margin                                                                      50.1%         50.1%          51.4%
                                                                                    ==========================================

Fiscal 1996 represents the summation of the two six month periods ended December 31, 1995 and June 30, 1996


Fiscal 1998 gross margin improved to 42.7% from 34.0% for fiscal 1997. Adjusted gross margin, excluding the non-cash charge associated with inventory step-up, grew from 50.1% in fiscal 1997 to 51.4% in fiscal 1998. On a per unit basis, the gross margin improvement was due to an increase of $2.84 in average net revenues per case partially offset by a $0.72 increase in average cost per case.

Selling, General and Administrative Expenses (SG&A) SG&A consists of product specific selling and marketing expenses such as trade discounts, advertising and product merchandising, and non-product specific expenses such as sales and marketing staff, and general and administrative expenses. For fiscal 1998 compared to fiscal 1997, SG&A increased $14.6 million or 19% to $93.2 million. Fiscal 1998 SG&A rose to 29.3% of net revenue from 29.2% in fiscal 1997. This increase reflects additional advertising and promotional spending and increased non-product specific expenses.

     The Company expects SG&A to continue to increase as it expands its advertising campaigns and continues to test market potential of new product lines.

                             BERINGER WINE ESTATES



                                 MANAGEMENT'S

                            DISCUSSION AND ANALYSIS



Operating Income

Fiscal year ended June 30                                                                 1996           1997           1998
==============================================================================================================================
Operating Income                                                                     $  11,773      $  12,984      $  42,643
Inventory Step-up                                                                       32,131         43,308         27,845
                                                                                     -----------------------------------------
Adjusted Operating Income                                                            $  43,904      $  56,292      $  70,488
                                                                                     =========================================
Operating Margin                                                                           5.1%           4.8%          13.4%
Adjusted Operating Margin                                                                 18.9%          20.9%          22.1%

Fiscal 1996 represents the summation of the six month periods ended December 31, 1995 and June 30, 1996


Operating income for the year was $42.6 million, a $29.7 million increase from fiscal 1997. Excluding inventory step-up, adjusted operating income for fiscal 1998 was $70.5 million, a $14.2 million or 25% increase over fiscal 1997. Adjusted operating margin improved to 22.1% from 20.9% in the prior fiscal year.

Interest Expense and Other Income/Expense Interest expense for fiscal 1998 was $23.0 million, a decrease of $3.4 million or 13% from fiscal 1997 due to a $41.9 million reduction in total debt outstanding. The debt reduction was a result of the retirement of debt with the proceeds from the IPO.

Income Tax Provision (Benefit) The fiscal 1998 income tax provision was based on an effective tax rate of approximately 30%, which is lower than the federal statutory rate due to the effect of state taxes and the amortization of tax basis goodwill. Management anticipates that the Company's effective tax rate will increase as income increases, approaching the Company's statutory rate of approximately 41%.

Preferred Stock Dividends During the second quarter of fiscal 1998, the Company redeemed all of its Series A Preferred Stock with proceeds from the IPO. As a result of this redemption, the Company recorded $2.5 million of accelerated accretion of the remaining original issue discount. In addition, prior to redemption, the Company recorded dividends and normal accretion of $1.9 million in fiscal 1998.

Extraordinary Items During the second quarter of fiscal 1998, the Company retired all of its outstanding subordinated debt with proceeds from the IPO. The prepayment penalty and accelerated accretion of the remaining original issue discount resulted in an extraordinary charge of $4.7 million. The extraordinary item is shown net of $1.4 million in taxes.

Fiscal 1997 vs. Fiscal 1996 Pro forma fiscal 1996 represents the summation of the six month periods ended December 31, 1995 and June 30, 1996.

     Net revenues increased 16% to $269.4 million from pro forma fiscal 1996 to fiscal 1997. The Company's case volume grew by 8% to 5.4 million cases in fiscal 1997. In addition to this volume growth, prices on many products within the entire portfolio were increased and the mix of products sold improved so that the average price per case increased 7% to $49.68 in fiscal 1997.

     Gross profit for fiscal 1997 increased $7.6 million, or 9%, to $91.6 million from pro forma fiscal 1996. Adjusted gross profit in fiscal 1997, excluding the non-cash charge associated with inventory step-up, grew
$18.8 million or 16% over pro forma fiscal 1996, to $134.9 million. Included in cost of goods sold were $43.3 million and $32.1 million of inventory step-up for fiscal 1997 and pro forma fiscal 1996, respectively. Selling, general and administrative expenses (including amortization of goodwill) for fiscal 1997 increased from $72.2 million in pro forma fiscal 1996 to $78.6 million in fiscal 1997, a 9% increase.

     Fiscal 1997 operating income increased 10% to $13.0 million from $11.8 million in pro forma fiscal 1996. Adjusted operating income, excluding inventory step up, was up $12.4 million, or 28% from pro forma fiscal 1996 to fiscal 1997. The net loss for fiscal 1997 was $5.4 million, compared to a $1.3 million loss for pro forma fiscal 1996. Adjusted net income, excluding the effect of inventory step-up, for the fiscal 1997 was $20.1 million, an increase of 14% over pro forma fiscal 1996's $17.6 million.

                             BERINGER WINE ESTATES



                              FINANCIAL CONDITION

Total assets increased $76.4 million or 16% over June 30, 1997 to $543.6 million on June 30, 1998. June 30, 1998 inventory grew $37.6 million from June 30, 1997 to $251.7 million. This increase reflects the cost of increased quantities on hand partially offset by a reduction of $27.8 million in inventory step-up balances from June 30, 1997. The $32.3 million increase in property, plant and equipment over the past year primarily consists of vineyard development costs and winery expansion, partially offset by depreciation of $10.9 million.

     Total liabilities of $357.7 million at June 30, 1998 decreased
$31.2 million from June 30, 1997. At June 30, 1998 long-term debt outstanding was $171.9 million and the line of credit balance was $105.3 million compared to $215.1 million and $104.0 million at June 30, 1997. At June 30, 1998 $41.2 million remained available under the terms of the credit agreement. The revolving line of credit is classified as long-term debt due to its expiration date of January 2001.

                        LIQUIDITY AND CAPITAL RESOURCES

     In October 1997 the Company used the net proceeds of its initial public offering to retire all of its outstanding Subordinated Notes, including prepayment penalties and interest, in the amount of $39.1 million; repay
$49.9 million of its line of credit; repay $6.0 million of its long-term senior debt; and redeem all of its Series A Preferred Stock, at a redemption value of $38.7 million.

     Working capital at June 30, 1998 was $237.4 million, compared to $209.7 million at June 30, 1997.

     Management believes the Company's capital, combined with cash from operations and the availability of cash from additional financing under the Company's credit facilities, will be sufficient to meet its liquidity and capital expenditures requirements for fiscal 1999. However, as a result of the Company's expected future growth and planned capital investments, management expects to increase its use of its existing credit facilities and potentially access alternative financing sources in the future.

          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates. To manage this exposure, the Company enters into interest rate exchange agreements. The Company does not use financial instruments for trading purposes and is not party to any leveraged derivatives.

     At June 30, 1998, the Company's debt was $277.2 million, of which $194.5 million will reprice during the year ended June 30, 1999 under various bank programs. Additionally, the Company had interest rate exchange agreements that converted a notional amount of $25 million of variable-rate debt to fixed rate. These interest rate exchange agreements will increase to a notional amount of $90 million in fiscal 1999 and $130 million in fiscal 2000. Assuming a 1% increase in interest rates, annual interest expense would be expected to increase approximately $68,000. Assuming a 1% increase in interest rates, the fair value of these financial instruments would be expected to decrease in value by approximately $13.8 million.

     The Company's credit exposure under these agreements is limited to the cost of replacing an agreement in the event of non-performance by its counterparty. To limit this risk, the Company selects high credit quality counterparties.

                             YEAR 2000 COMPLIANCE

As a result of many computer programs having been written using two digits for the year fields rather than four, time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Therefore, the performance of the Company's computer systems, and those of its suppliers and customers, in the Year 2000 is uncertain. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has an established program in place, with executive sponsorship, to address Year 2000 issues. During calendar 1997, the Company replaced its financial and administrative computer programs. These new systems are all Year 2000 compliant. The Company

                             BERINGER WINE ESTATES



                                 MANAGEMENT'S

                            DISCUSSION AND ANALYSIS


is still in the process of reviewing and replacing or modifying processes and systems within its production operations. The cost of this review and modification is expected to be immaterial and the timeline for achieving Year 2000 compliance is June 30, 1999.

     Additionally, the Company is contacting all material outside business relationships to confirm Year 2000 compliance, or if not yet compliant, plans and timelines to achieve compliance. This survey is being conducted during the fall of 1998, with a completion date of June 30, 1999. However, there can be no guarantee that the systems of other companies, with which the Company has material outside business relationships, will be timely converted and not have an adverse effect on the Company's operations. In the event that one or more material business relationships identifies failure reaching Year 2000 compliance, the Company is ready to develop contingency plans to minimize disruption in the Company's operations. A contingency plan will be completed by June 30, 1999.

                        FACTORS THAT MAY AFFECT RESULTS

Changes in Consumer Spending and Preferences for Wine Could Adversely Affect the Company The success of the Company's business depends upon a number of factors related to the level of consumer spending, including the general state of the economy and consumer confidence in future economic conditions.

Risks from Geographic Concentration of Sales In its fiscal year ended June 30, 1998, approximately 25% of the Company's gross wine sales were concentrated in California. Another approximately 25% were concentrated in the states of New Jersey, Texas, Illinois, and Florida. Changes in national consumer spending or consumer spending in these and other regions can affect both the quantity and price level of wines that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for the Company's products, limitations on its ability to increase prices, and increased selling and promotional expenses.

Risk of Dependence on Certain Varietals Approximately 78% of the Company's net revenues in its fiscal year ended June 30, 1998 were concentrated in its top three selling varietal wines. Sales of White Zinfandel, Chardonnay and Cabernet Sauvignon accounted for 38%, 26% and 14% of the Company's fiscal 1998 net revenues, respectively. A sudden and unexpected shift in consumer preferences, or a reduction in sales of wine generally or in wine varietals or types, particularly White Zinfandel, could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks from Competition The premium table wine industry is intensely competitive and highly fragmented. The Company's wines compete in all of the premium wine market segments with many other premium wines produced domestically and abroad, with imported wines coming primarily from France, Italy and Chile. The Company's wines also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages for shelf space in retail stores and for marketing focus by the Company's independent distributors, many of which carry extensive brand portfolios. Many of the Company's competitors have significantly greater capital resources than the Company.

Risks from Seasonality of Wine Business The Company has experienced, and expects to continue to experience, seasonal and quarterly fluctuations in net revenue, cost of goods sold and net income. Sales volume tends to increase in advance of and to decrease following holiday periods and the date price increases go into effect. In addition, sales volume tends to decrease when distributors begin a quarter with larger than standard inventory levels. The timing of releases for certain wines can also have an impact on quarterly results. Further, sales volume tends to decrease during the summer months. Thus, the Company typically reports lower earnings in its first fiscal quarter. The Company's level of borrowing fluctuates throughout the year, generally peaking during the second or third fiscal quarter as a result of harvest costs and the timing of contractual payments to grape growers.

  The Company is managed to achieve broad, long-term strategic objectives. In certain instances, the Company may make decisions that it believes will enhance its long-term growth and profitability, even if such decisions depress quarterly earnings.

Agricultural Risks Winemaking and grape growing are subject to a variety of agricultural risks. Various diseases, pests, and extreme weather conditions can materially, and adversely, affect the quality and quantity of grapes available to the Company. This could, therefore, materially

                             BERINGER WINE ESTATES


and adversely effect the quality and supply of the Company's wines and, consequently, its business, financial condition and results of operations. The Company has approximately 600 acres of phylloxera-infested vineyards that need to be replanted over the next three years.

Risks from Fluctuations in Quantity and Quality of Grape Supply A shortage in the supply of wine grapes could result in an increase in the price of some or all grape varieties and a corresponding increase in the cost to the Company of its wine production, particularly with respect to White Zinfandel, for which virtually all of the Company's grapes are externally sourced. Such an increase in the cost of producing the Company's wines could have a material adverse effect on the Company's business, financial condition and results of operations.

  New vineyards are being planted and old vineyards are being replanted to greater densities, with the expected result of significantly increasing the supply of premium wine grapes and the amount of wine that will be produced. This expected increase in grape production could result in an excess of supply over demand and force wineries to reduce or not increase prices, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks from Dependence on Distribution Network The Company sells its products principally to distributors for resale to restaurants and retail outlets. Sales to the Company's largest distributor (Southern Wine and Spirits of America, Inc.) and to the Company's ten largest distributors combined, represented approximately 32% and 58%, respectively, of the Company's gross revenues during fiscal 1998. Sales to the Company's ten largest distributors are expected to continue to represent a substantial majority of the Company's net revenues in the future. Poor performance of the Company's major distributors or the Company's inability to collect accounts receivable from its major distributors could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks from Capital Requirements of the Wine Business and the Company's Leverage The premium wine industry is a capital-intensive business that requires substantial capital expenditures to develop and acquire vineyards and to improve or expand wine production. Further, the farming of vineyards and acquisition of grapes and bulk wine require substantial amounts of working capital. The Company was acquired in a leveraged transaction at the beginning of 1996 and since that time has reduced its indebtedness so that at June 30, 1998, the Company's total long-term debt was approximately $266 million. The Company projects the need for significant capital spending and increased working capital requirements over the next several years which will require additional borrowings or other financing.

  The Company's substantial leverage has several important consequences to holders of its Common Stock, including the following: (1) the Company has significant interest and principal repayment obligations requiring the expenditure of substantial amounts of cash; and, (2) the Company's existing senior debt covenants restrict, among other things, its ability to pay dividends on its capital stock and to incur additional indebtedness. The Company's leverage could also have a material adverse effect on the Company's business, financial condition and results of operations.

                          FORWARD-LOOKING STATEMENTS

This Annual Report and other information provided from time to time by the Company contains historical information as well as forward-looking statements about the Company, the premium wine industry, and general economic conditions. These forward-looking statements include, for example, projections about the Company's planned capital and other expenditures, projections relating to estimates of sales and earnings growth, and costs of labor and grapes.

  Actual results may differ materially from the Company's current projections. A shift in consumer preferences and demand for premium wine, competition from other premium wine companies, and agricultural risks, among other conditions, may adversely affect the Company's operating results.

  For additional cautionary statements and risks which could cause results to differ materially from the Company's forward-looking statements, please refer to the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ending June 30, 1998. These forward-looking statements speak only as of the date of this Annual Report. The Company expressly disclaims any obligation to publicly release any updates or revisions of any such forward-looking statements to reflect any changes in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

                             BERINGER WINE ESTATES


                                 CONSOLIDATED

                                BALANCE SHEETS

(in thousands, except per share data)       June 30, 1997  June 30, 1998
==========================================================================
                                    ASSETS
Current assets:
 Cash                                          $      115     $       21
 Accounts receivable-trade, net                    28,226         30,524
 Inventories                                      214,097        251,669
 Deferred tax asset                                    --          5,781
 Prepaids and other current assets                  5,024          3,214
                                               ---------------------------
  Total current assets                            247,462        291,209
Property, plant and equipment, net                212,378        244,697
Investments                                           267            432
Other assets, net                                   7,077          7,262
                                               ---------------------------
  Total assets                                 $  467,184     $  543,600
                                               ===========================

                   LIABILITIES, REDEEMABLE PREFERRED STOCK,
           PREFERRED AND COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable-trade                        $   10,114     $   17,456
 Book overdraft liability                           2,001          1,207
 Accrued trade discounts                            2,461          4,527
 Accrued payroll, bonuses and benefits              3,661          6,706
 Accrued interest                                   5,998          4,543
 Other accrued expenses                             5,698          6,515
 Income taxes payable                                  --          1,686
 Deferred tax liabilities                           4,104             --
 Current portion of long-term debt                  3,714          4,406
 Current portion of line of credit                     --          6,800
                                               ---------------------------
  Total current liabilities                        37,751         53,846

Line of credit, less current portion              104,000         98,500
Long-term debt, less current portion              211,398        167,461
Deferred tax liabilities                           29,368         33,559
Other liabilities                                   6,333          4,333
                                               ---------------------------
  Total liabilities                               388,850        357,699
                                               ---------------------------
Redeemable preferred stock:
 Redeemable Series A Preferred Stock, $0.01 par
  value; stated at redemption value at
  June 30, 1997, less non-accreted discount of
  $2,623,000 including cumulative dividends in
  arrears; 2,000,000 shares authorized; 369,640
  shares issued and outstanding at
  June 30, 1997                                    34,341             --
                                               ---------------------------
Preferred and Common stock and other
 stockholders' equity:
 Preferred Stock, $0.01 par value; 5,000,000
  shares authorized                                    --             --
 Class A Common Stock, $0.01 par value;
  2,000,000 shares authorized; 1,377,652 and
  1,019,980 shares issued and outstanding              10             14
 Class B Common Stock, $0.01 par value;
  38,000,000 shares authorized; 18,037,025 and
  11,716,212 shares issued and outstanding            117            180
 Notes receivable from stockholders                  (636)          (448)
 Warrants                                           1,848             --
 Additional paid-in-capital                        57,470        188,721
 Accumulated deficit                              (14,816)        (2,566)
                                               ---------------------------
  Total preferred and common stock and other
   stockholders' equity                            43,993        185,901
                                               ---------------------------
 Total redeemable preferred stock, preferred
  and common stock and other stockholders'
  equity                                           78,334        185,901
                                               ---------------------------
   Total liabilities, redeemable preferred
    stock, preferred and common stock and
    other stockholders' equity                 $  467,184     $  543,600
                                               ===========================

(1) See notes to consolidated financial statements.

                             BERINGER WINE ESTATES


                                 CONSOLIDATED

                            STATEMENT OF OPERATIONS

                                         OLD BERINGER                NEW BERINGER
                                         -------------  ---------------------------------------
                                           Six Months   Six Months
                                                Ended        Ended
                                         December 31,     June 30,  Fiscal Year Ended June 30,
(in thousands, except per share data)            1995         1996           1997         1998
===============================================================================================
Gross revenues                             $  113,057   $  131,227     $  282,801   $  334,398
Less excise taxes                               6,190        6,364         13,341       15,950
                                         ------------------------------------------------------
Net revenues                                  106,867      124,863        269,460      318,448
Cost of goods sold                             54,114       93,626        177,829      182,557
                                         ------------------------------------------------------
Gross profit                                   52,753       31,237         91,631      135,891
Selling, general and
 administrative expenses                       35,241       36,020         78,647       93,248
Amortization of goodwill                          956           --             --           --
                                         ------------------------------------------------------
Operating income                               16,556       (4,783)        12,984       42,643
Other income (expense):
 Interest expense                              (2,214)     (12,830)       (26,401)      (23,00)
 Other, net                                       125          255            892        2,465
                                         ------------------------------------------------------
Income (loss) before income taxes              14,467      (17,358)       (12,525)      22,108
Provision for (benefit of) income
 taxes                                          6,381       (7,993)        (7,076)       6,543
                                         ------------------------------------------------------
Net income (loss) before
 extraordinary item                             8,086       (9,365)        (5,449)      15,565
Less preferred stock dividends and
 accretion of discount                                       2,054          4,920        4,365
                                         ------------------------------------------------------
Income (loss) before extraordinary
 item available
 to common stockholders                                    (11,419)       (10,369)      11,200
Extraordinary loss, net of tax                                  --             --        3,317
                                         ------------------------------------------------------
Net income (loss) available to common
 stockholders                              $    8,086   $  (11,419)    $  (10,369)  $    7,883
                                         ======================================================

Income (loss) per share:
Basic EPS before extraordinary item                     $    (1.04)    $    (0.86)  $     0.65
Less extraordinary loss per share                               --             --        (0.19)
                                                        ---------------------------------------
Basic EPS after extraordinary item                      $    (1.04)    $    (0.86)  $     0.46
                                                        =======================================

Diluted EPS before extraordinary item                   $    (1.04)    $    (0.86)  $     0.62
Less extraordinary loss per share                               --             --        (0.19)
                                                        ---------------------------------------
Diluted EPS after extraordinary item                    $    (1.04)    $    (0.86)  $     0.43
                                                        =======================================

Weighted average number of common shares
 and equivalents outstanding:
Basic                                                       10,978         12,071       17,108
                                                        ---------------------------------------
Diluted                                                     10,978         12,071       18,170
                                                        ---------------------------------------

See notes to consolidated financial statements.

                             BERINGER WINE ESTATES


                           CONSOLIDATED STATEMENT OF

                             STOCKHOLDERS' EQUITY


                                    Common Stock                                                Additional
                                   ---------------                                                 Paid in    Retained
(in thousands, except shares)      Shares  Amount                                                  Capital    Earnings      Total
=================================================================================================================================
Balance at June 30, 1995               51  $  51                                                  $126,274    $ 32,001   $158,326
 Net income                                                                                                      8,086      8,086
 Contribution from stockholder                                                                          17                     17
 Dividends paid to
  stockholder                                                                                                   (5,000)    (5,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995           51  $  51                                                  $126,291    $ 35,087   $161,429
=================================================================================================================================
                                                                                Notes
                                  Class A Common        Class B Common     Receivable          Additional
                                ------------------    ------------------         From             Paid in  Accumulated
(in thousands, except shares)      Shares  Amount       Shares   Amount  Stockholders  Warrants   Capital      Deficit      Total
=================================================================================================================================
Balance at January 1, 1996         70,000  $   1       630,000    $   6    $     --     $    --  $     --     $     (2)  $      5
 Net loss                                                                                                       (9,365)    (9,365)
 Issuance of stock                938,000      9    10,009,590      100        (340)               58,178                  57,947
 Issuance of stock warrants                                                               1,848                             1,848
 Preferred stock dividend
  and accretion of discount                                                                        (2,054)                 (2,054)
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996        1,008,000     10    10,639,590      106        (340)      1,848    56,124       (9,367)    48,381
 Net loss                                                                                                       (5,449)    (5,449)
 Issuance of stock                 11,980     --     1,076,622       11        (402)                6,266                   5,875
 Repayment of notes
  receivable from stockholders                                                  106                                           106
 Preferred stock dividend
  and accretion of discount                                                                        (4,920)                 (4,920)
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997        1,019,980     10    11,716,212      117        (636)      1,848    57,470      (14,816)    43,993
 Net income                                                                                                     12,248     12,248
 Issuance of stock                                     666,873        7                             1,054                   1,061
 Proceeds from IPO                                   5,520,000       55                           132,421                 132,476
 Exercise of warrants                                  431,612        5                  (1,848)    1,843                      --
 Exercise of stock options                              60,000                                        300                     300
 Repayment of notes
  receivable from stockholders                                                  188                                           188
 Conversion Class B to
  Class A, Common Stock           356,228      4      (356,228)      (4)                                                       --
 Other                                                                                                 (2)           2         --
 Preferred stock dividend
  and accretion of discount                                                                        (4,365)                 (4,365)
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998        1,376,208  $  14    18,038,469    $ 180    $   (448)    $    --  $188,721     $ (2,566)  $185,901
=================================================================================================================================

See notes to consolidated financial statements

                             BERINGER WINE ESTATES


                           CONSOLIDATED STATEMENT OF

                                  CASH FLOWS


                                        OLD BERINGER                 NEW BERINGER
                                        ------------   ---------------------------------------
                                          Six Months   Six Months
                                               Ended        Ended
                                        December 31,     June 30,  Fiscal Year Ended June 30,
(in thousands)                                  1995         1996         1997          1998
==============================================================================================

                             CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)                       $      8,086   $   (9,365)  $   (5,449)    $  12,248
Adjustments to reconcile
 net income (loss) to net
 cash provided by
 operating activities:
  Deferred taxes                                 968       (8,930)     (15,596)       (5,694)
  Depreciation and amortization                5,234        2,270        6,399        12,226
  Provision for doubtful accounts                 --           --          210            --
  Extraordinary loss on early
   extinguishment of debt                         --           --           --         1,509
  Other                                         (189)          33          (17)          160
Change in assets and liabilities:
  Accounts receivable-trade                      (91)        (688)      (4,139)       (2,298)
  Inventories                                (24,536)      48,864       17,412       (37,572)
  Prepaids and other assets                     (463)         (95)      (2,786)          323
  Accounts payable-trade                       4,427       (4,938)       1,991         7,342
  Book overdraft liability                        --           --        2,001          (794)
  Accrued trade discounts                       (228)         234        1,032         2,066
  Accrued payroll, bonuses and
   benefits                                      608        1,236         (398)        3,045
  Accrued interest                            (1,810)       5,034          964        (1,455)
  Other accrued expenses                       1,219         (900)       1,137           817
  Income taxes payable                         3,114          946         (946)        1,686
  Other liabilities                               --           --        6,333        (2,000)
                                        ------------------------------------------------------
   Net cash provided by operating
    activities                                (3,661)      33,701        8,148        (8,391)
                                        ------------------------------------------------------

                             CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of property, plant and
 equipment                                    (7,082)      (3,031)     (33,956)      (43,199)
Business acquisition                              --     (302,974)     (20,351)
Other                                            997          436          187          (147)
                                        ------------------------------------------------------
 Net cash used in investing activities        (6,085)    (305,569)     (54,120)      (43,346)
                                        ------------------------------------------------------

                             CASH FLOWS FROM FINANCING ACTIVITIES

Net proceeds from line of credit        $         --   $   86,000   $   18,000     $   1,300
Proceeds from long-term debt                      --      203,152       12,500            --
Repayment of long-term debt                       --           --         (816)      (44,816)
Net change in amount due to Nestle            11,606      (91,738)      (4,024)           --
Issuance of common stock                          --       54,417        5,780       133,676
Issuance (redemption) of preferred
 stock                                            --       27,049          318       (38,705)
Issuance of stock warrants                        --        1,848           --            --
Proceeds from notes receivable from
 stockholders                                     --           --          106           188
                                        ------------------------------------------------------
 Net cash provided by financing
  activities                                  11,606      280,728       31,864        51,643
                                        ------------------------------------------------------
Net increase (decrease) in cash                1,860        8,860      (14,108)          (94)
Cash at beginning of the period                3,503        5,363       14,223           115
                                        ------------------------------------------------------
Cash at end of the period               $      5,363   $   14,223   $      115     $      21
                                        ======================================================

See notes to consolidated financial statements

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes were $2,297,000, $45,000, $9,287,000 and $9,045,000 for the six months ended December 31, 1995 and June 30, 1996 and for the years ended June 30, 1997 and 1998, respectively. Cash payments for interest, net of amounts capitalized, were $3,421,000, $7,160,000, $24,128,000, and $23,749,000 for the six months ended December 31, 1995 and June 30, 1996 and for the years ended June 30, 1997 and 1998, respectively.

  During the six months ended June 30, 1996, the Company extinguished a liability for acquisition costs of $3,500,000 through the issuance of shares of common stock.

                             BERINGER WINE ESTATES


                                     NOTES

                     TO CONSOLIDATED FINANCIAL STATEMENTS


        1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business   Beringer Wine Estates Holdings, Inc. (BWEH
or the Company), a Delaware corporation, was incorporated for the purpose of acquiring Beringer Wine Estates Company and its wholly owned subsidiaries. The acquisition from Nestle Holdings, Inc. (Nestle) of all of the outstanding common stock of Beringer Wine Estates Company by BWEH took place on January 1, 1996 (Note 2). BWEH constitutes the successor company (New Beringer). The historical results of operations through December 31, 1995 are the results of Beringer Wine Estates Company and its consolidated subsidiaries (Old Beringer).

  The Company is engaged in the operation of vineyards and wineries and the production and sale of premium bottled wine. The majority of its operations are carried out in California. The Company sells its wine principally in the United States to distributors for resale to retail outlets and restaurants. A substantial portion of its sales are concentrated in California and, to a lesser extent, the states of New Jersey, Texas, Illinois, and Florida. Export sales for all periods presented account for approximately 3% of net revenues.

  Prior to December 1995, NOTG Holdings, Inc. (NOTG), a wholly owned subsidiary of Nestle, owned all of the outstanding stock of Alexander Cairns & Sons Ltd.
(ACS), which in turn owned all of the outstanding stock of A.C. Wines, Inc.
(ACW), which in turn owned all of the outstanding stock of Beringer Wine Estates Company (formerly Wine World Estates Company). In December 1995, NOTG, ACS and ACW were merged with and into Beringer Wine Estates Company. As each of these entities was under the common control of Nestle, these transfers and exchanges have been accounted for at historical cost in a manner consistent with that used in pooling of interest accounting. Consequently, the accompanying consolidated financial statements have been presented as though these transfers and exchanges occurred on July 1, 1995.

Summary of Significant Accounting Policies

Basis of presentation The consolidated financial statements include the accounts of BWEH and all of its subsidiaries. Intercompany transactions and balances have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue recognition The Company recognizes revenue when the product is shipped. Revenue from product sold at the Company's retail locations is recognized at the time of sale. The Company generally allows thirty days from the date of shipment for its customers to make payment. No products are sold on consignment.

Inventories Inventories are valued at the lower of cost or market. Inventory and cost of inventory sold are determined using the first-in, first-out (FIFO) method. Costs associated with growing crops, winemaking and other costs associated with the manufacturing of product for resale are recorded as inventory. In accordance with general practice in the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year.

Property, plant and equipment Property, plant and equipment is stated at the lower of cost or, if impaired, the fair value at date of impairment. Property, plant and equipment, including vineyards infested with phylloxera, are deemed to be impaired if, on an undiscounted basis, the sum of the estimated future cash flows is less than the carrying amount of the asset. Maintenance and repairs are expensed as incurred. Costs incurred in developing vineyards, including related interest costs, are added to asset cost until the vineyards become commercially productive.

  Depreciation and amortization is generally computed using the straight-line method over the estimated useful life of the assets, generally 15 to 25 years for vineyards, 40 years for buildings, and 5 to 30 years for machinery and equipment. Estimated useful lives of vineyards infested with phylloxera are adjusted to the Company's estimate of the remaining productive life of the vineyards, and currently

                             BERINGER WINE ESTATES


range from 1 to 4 years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the terms of the related lease, whichever is shorter.

Allowance for doubtful accounts Accounts receivable-trade are presented net of an allowance for doubtful accounts totaling $251,000 and $249,000 at June 30, 1997 and 1998, respectively.

Goodwill For periods ending prior to December 31, 1995, Goodwill was amortized on a straight-line basis over 17 years. The Goodwill was eliminated in connection with the acquisition of the Company on January 1, 1996. See Note 2 for a summary of the purchase price allocation.

Other assets Other assets include loan fees, long-term prepaid lease costs and other prepaid costs. Loan fees are amortized over the terms of the related loans. Prepaid lease costs will be offset against future operating lease obligations.

Income taxes Income taxes are recorded using the liability method. Under this method, deferred taxes are determined by applying current tax rates to the differences between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

Advertising costs The Company expenses advertising costs the first time the advertising takes place. Point of sale materials are accounted for as prepaid expenses and charged to advertising expense as utilized. Advertising expense, including merchandising and point of sale materials charged to expense, totaled $6,655,000, $4,518,000, $15,616,000 and $16,118,000 for the six months ended
December 31, 1995 and June 30, 1996, and for the years ended June 30, 1997 and 1998, respectively.

Major customers The Company sells the majority of its wines through distributors in the United States and through brokers and agents in export markets. There is a common ownership in several distributorships in different states that, when considered to be one entity, represented 17.0%, 18.6%, 29.8% and 31.6%, respectively, of revenues for the six months ended December 31, 1995 and June 30, 1996 and for the years ended June 30, 1997 and 1998. Trade accounts receivable from these distributors at June 30, 1997 and 1998 totaled $7,396,000 and $6,972,000, respectively. There is another distributor whose purchases accounted for 16.2% and 13.9% of revenues for the six months ended December 31, 1995 and June 30, 1996 and 0% for the fiscal years ended June 30, 1997 and 1998.

Fair value of financial instruments The fair value of the Company's long-term debt and line of credit is estimated based on the current rates offered to the Company for financings of the same remaining maturities. The carrying amount of the Company's long-term debt and line of credit approximates fair value. It is not practicable to estimate the fair value of the redeemable preferred stock at June 30, 1997 because it was not traded in the open market and hence its value was not readily determinable.

Forward Exchange Contracts Forward exchange contracts and options are used to manage foreign currency exchange rate risk on certain purchase commitments, generally French oak barrels. Gains and losses relating to firm purchase commitments are deferred and are recognized as adjustments of carrying amounts.

Stock based compensation On July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation, which allows companies to measure compensation cost in connection with their employee stock compensation plans either using a fair value based method or to continue to use an intrinsic value based method. The Company will continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) and its related Interpretations, which generally does not result in compensation cost. The Company's stock option plans are discussed in Note 12.

Earnings Per Share In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), Earnings per Share. This Statement established new accounting standards for the computation and manner of presentation of the Company's earnings per share. The Company adopted the provisions of FAS 128 for all periods presented (see Note 15).

                             BERINGER WINE ESTATES


                                     NOTES

                     TO CONSOLIDATED FINANCIAL STATEMENTS

                                2. ACQUISITIONS

On January 1, 1996, pursuant to a Stock Purchase Agreement among the Company, Nestle, and TPG Partners, L.P. (TPG), the Company acquired all of the then outstanding common stock of Beringer Wine Estates Company from Nestle (the "Beringer Acquisition"). The Company financed the acquisition through the issuance of common and preferred stock (Notes 10 and 11), the issuance of senior subordinated notes and the incurrence of long-term indebtedness under the Company's credit agreement (Note 6) which eliminated short-term mezzanine financing provided by the seller.

     On April 1, 1996, pursuant to an Asset Purchase Agreement between the Company and Suntory International Corporation (Suntory), the Company acquired the net assets of Chateau St. Jean from Suntory (the "CSJ Acquisition''). On February 28, 1997, pursuant to a Stock and Asset Purchase Agreement between the Company and Stags' Leap Winery, Inc., Stags' Leap Associates, and various individuals, the Company acquired all of the outstanding common stock of Stags' Leap Winery, Inc. and certain assets from Stags' Leap Associates and the various individuals (the "SLW Acquisition'').

     Each acquisition has been accounted for using the purchase method of accounting.

     The total cost of each acquisition follows:


                                        Beringer            CSJ            SLW
(in thousands)                       Acquisition    Acquisition    Acquisition
--------------------------------------------------------------------------------
Cash paid, net of cash purchased   $     258,262  $      29,312   $     19,197
Amount due to seller                      95,762             --          2,850
Acquisition costs                         17,036          1,864          1,154
                                   ---------------------------------------------
  Total purchase price             $     371,060  $      31,176   $     23,201
                                   =============================================

     The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values at the applicable dates of acquisition based on independent appraisals and on studies performed by management.

     The purchase price allocations are summarized as follows:


                                        Beringer            CSJ            SLW
(in thousands)                       Acquisition    Acquisition    Acquisition
--------------------------------------------------------------------------------
Fair market value of assets
 acquired, net of cash purchased:
 Accounts receivable               $      20,169  $       2,627   $        813
 Inventories                             231,489         23,057         20,046
 Property, plant and equipment           178,557         10,942         12,300
 Other                                    17,153          2,360            740
                                   ---------------------------------------------
                                         447,368         38,986         33,899
Fair value in excess of purchase
 price offset against
 non-current assets acquired                  --         (5,750)        (7,388)
Liabilities assumed                      (21,436)          (400)          (173)
Deferred tax liabilities                 (54,872)        (1,660)        (3,137)
                                   ---------------------------------------------
                                   $     371,060  $      31,176   $     23,201
                                   =============================================

                             BERINGER WINE ESTATES



     Results of operations from Chateau St. Jean and Stags' Leap are included in the Consolidated Statements of Operations since their respective acquisition dates. The following pro forma unaudited information has been prepared assuming that the CSJ Acquisition had taken place on July 1, 1995 and the SLW Acquisition had taken place on July 1, 1996


                                           Six months   Six months
                                                ended        ended  Year ended
                                         December 31,     June 30,     June 30,
                                                 1995        1996         1997
(in thousands, except per share data -
 unaudited)
================================================================================
Net revenues                                 $118,072    $133,312     $273,730
Operating income (loss)                        15,574      (6,310)      11,790
Net loss allocable to common stockholders       6,120     (13,734)     (11,486)
Loss per share                                     --    $  (1.25)    $  (0.95)

  The pro forma results have been prepared for comparative purposes only and include adjustments for increased costs of sales as a result of the step-up to fair value in the basis of the inventory acquired, increased interest expense on acquisition debt, and adjustments to depreciation based on the fair market value of the property, plant and equipment acquired. This pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

                                3. INVENTORIES

Inventories consist of the following:

                                                                   June 30,
(in thousands)                                                1997         1998
================================================================================
Bulk wine                                                $  89,890    $  96,779
Cased goods and retail                                     104,485      133,668
Crop costs and supplies                                     19,722       21,222
                                                         -----------------------
                                                         $ 214,097    $ 251,669
                                                         =======================

  Each of the acquisitions described in Note 2 resulted in an allocation of purchase price in excess of book value to inventory on hand at the date of purchase. This allocation of purchase price in excess of book value is referred to as inventory step-up. The Beringer, Chateau St. Jean and Stags' Leap Winery acquisitions resulted in $101.9 million, $6.4 million and $14.6 million in inventory step-up, respectively.

  Included in inventories at June 30, 1997 and 1998 is $47,468,000 and $19,623,000, respectively, of step-up remaining from the acquisitions (Note 2). During the six month period ended June 30, 1996 and the years ended June 30, 1997 and 1998, inventories that had absorbed $32,131,000, $43,308,000 and $27,845,000, respectively, of step-up were sold and recorded in cost of goods sold.

                             BERINGER WINE ESTATES


                                     NOTES
                     TO CONSOLIDATED FINANCIAL STATEMENTS


                       4. PROPERTY, LAND AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment consist of the following:


                                                                  June 30,
(in thousands)                                                1997       1998
================================================================================
Land                                                     $  66,562  $  77,812
Vineyards                                                   56,462     57,315
Machinery and equipment                                     51,920     61,627
Buildings                                                   27,856     31,503
Leasehold improvements                                       7,676      7,677
Furniture and fixtures                                       1,668      1,902
Vineyards under development                                 10,648     26,339
Construction in progress                                     2,783      4,563
                                                          ----------------------
                                                           225,575    268,738
Less accumulated depreciation                              (13,197)   (24,041)
                                                          ----------------------
                                                          $212,378   $244,697
                                                          ======================

  Included in fixed assets are $603,000, $306,000, $636,000 and $1,356,000 of interest capitalized for the six months ended December 31, 1995 and June 30, 1996, and the years ended June 30, 1997 and 1998, respectively. All property, plant and equipment is pledged as collateral for amounts owing under the Credit Agreement and Notes Agreement (Note 6).

                                5. OTHER ASSETS

Other assets consist of the following:

                                                                   June 30,
(in thousands)                                                 1997        1998
================================================================================
Loan fees                                                  $  5,240     $ 5,240
Prepaid lease costs and other                                  (742)     (1,271)
                                                           ---------------------
                                                              4,498       3,969
Less accumulated amortization                                 2,579       3,293
                                                           ---------------------
                                                           $  7,077     $ 7,262
                                                           =====================


                6. LONG-TERM DEBT AND LINE OF CREDIT AGREEMENT

In connection with the acquisition of the Company in January 1996, the Company entered into a Credit Agreement with several financial institutions and issued senior subordinated notes to certain investors. In connection with the issuance of the senior subordinated notes, the investors also received 308,294 and 123,318 of the Company's Class A and Class B Stock Warrants, respectively (Note
12).

  The Credit Agreement provides for a senior secured credit facility consisting of a term loan and a secured revolving line of credit. The line of credit expires on January 16, 2001, and has a maximum credit available of $150,000,000. The maximum credit available will be reduced if the value or amount of certain assets of the Company which are used in determining the borrowing base for the line of credit fall below specified levels. The maximum credit available will also be reduced to the extent of any outstanding amounts due to growers. At June 30, 1997 the Company had drawn $104,000,000 on the credit line. At June 30, 1998, the Company had drawn $105,300,000 on the credit line. At June 30, 1998, the Company had an outstanding letter of credit related to a vineyard lease for

                             BERINGER WINE ESTATES


$3,500,000. Unused availability under the credit line was $41,200,000 at June 30, 1998. Interest under the line of credit, which is payable quarterly, accrues at a rate determined under various bank interest programs ranging from 6.81% to 8.69% for the periods ended June 30, 1997 and 1998. The Company may, at its option, elect to convert all or any portion of outstanding indebtedness under the line of credit to a fixed interest rate. The Company must pay a quarterly commitment fee equal to 0.30% per annum of the average daily amount by which the maximum credit available exceeds the outstanding balance on the credit line.

  Long-term debt consists of the following:

                                                                  June 30,
(in thousands)                                                1997       1998
================================================================================
Term loan, Tranche A; secured by all properties;
 interest rates determined under various bank
 interest programs (7.41% to 8.32% at June 30,
 1997 and 6.97% to 7.29% at June 30, 1998);
 interest payable quarterly; principal payable
 quarterly commencing April 1, 1997; due
 July 16, 2005                                              $ 20,000   $ 13,897
Term loan, Tranche B; secured by all properties;
 interest rates determined under various bank
 interest programs (7.61% to 8.38% at June 30,
 1997 and 6.97% to 8.02% at June 30, 1998);
 interest payable quarterly; principal payable
 quarterly commencing April 1, 1999; due
 July 16, 2005                                               161,684    157,970
Senior subordinated notes, less unamortized original
 issue discount of $1,572,000 at June 30, 1997;
 secured by all properties; subordinated to both
 term loans and amounts outstanding under the
 line of credit; interest at 12.50%; interest
 payable quarterly; due January 10, 2006                      33,428         --
                                                            --------------------
Total Debt                                                   215,112    171,867

Less current portion                                          (3,714)    (4,406)
                                                            --------------------
                                                            $211,398   $167,461
                                                            ===================

  Aggregate annual maturities of long-term debt at June 30, 1998 are as follows

Year ending June 30 (in thousands)
================================================================================

1999                                                                   $  4,406
2000                                                                      4,764
2001                                                                      5,153
2002                                                                      5,572
2003                                                                      6,027
Thereafter                                                              145,945
                                                                       --------
                                                                       $171,867
                                                                       ========

The terms of the Credit Agreement and the Notes Agreement contain, among other provisions, requirements for maintaining certain working capital and other financial ratios, and limit the Company's ability to pay dividends, merge, alter the existing capital structure, incur indebtedness and acquire or sell certain assets.

  In November 1997, the Company used the proceeds from the public offering to retire $6,000,000 of senior term debt and all of the outstanding senior subordinated notes. The early retirement of the subordinated notes resulted in a pre-tax extraordinary charge of $4,659,000 that included a $3,150,000 prepayment penalty and a $1,509,000 write-off of unamortized discount.

                             BERINGER WINE ESTATES


                                     NOTES

                     TO CONSOLIDATED FINANCIAL STATEMENTS


                      7. DERIVATIVE FINANCIAL INSTRUMENTS


Derivative financial instruments are summarized as follows:

                 Notional Amount   Effective Date  Termination Date  Fixed Rate
================================================================================
                  $ 5,000,000          4/1/98          10/1/01         6.38%
                   10,000,000          4/1/98           1/2/02         6.38%
                   10,000,000          3/2/98           2/1/01         6.33%

  The Company had interest rate swaps with a total notional amount of $25,000,000 at June 30, 1998 and no interest rate swaps at June 30, 1997. These derivative securities exchange a variable rate of interest paid on the Company's long-term debt for a fixed rate of interest shown in the table above. These interest rate swap agreements increase to a notional amount of $90,000,000 in fiscal 1999 and $130,000,000 in fiscal 2000.

  The Corporation's credit exposure under these agreements is limited to the cost of replacing an agreement in the event of non-performance by its counterparty. To minimize this risk, the Corporation selects high quality financial institution counterparties.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for years beginning after June 15, 1999. The statement requires all derivative securities to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. The Company plans to adopt this statement in fiscal 2000. Had the Company adopted the statement in fiscal 1998, it would have reported a pre-tax loss of approximately $1,526,000, as the variable rates on the Company's debt instruments were lower than the fixed rates of the swap agreements on June 30, 1998.

  The Company purchases forward exchange contracts to reduce the effect of fluctuating foreign currencies on certain foreign currency denominated purchase commitments. At June 30, 1998, the Company had outstanding forward exchange contracts to purchase 14,035,000 French francs through September 15, 1998 for the U.S. dollar equivalent of $2,338,000. Using exchange rates as of June 30, 1998, the U.S. dollar equivalent of the contracts was $2,317,000. The Company had no forward exchange contracts outstanding at June 30, 1997.

                           8. EMPLOYER BENEFIT PLANS

Through December 31, 1995, the Company participated in Nestle's defined benefit pension plan and 401(k) savings plan. Costs (charged by Nestle) relating to participation in the defined benefit pension plan totaled $271,000 for the six months ended December 31, 1995. Contributions by the Company for the six months ended December 31, 1995 to the 401(k) savings plan totaled $175,000. These plans were terminated on January 1, 1996 in connection with the acquisition of the Company (Note 2).

  On January 1, 1996, the Company established a new 401(k) savings plan which covers substantially all employees of the Company. Under this plan, employees can elect to contribute up to 15% (subject to certain limits prescribed by tax law) of their annual pay to the plan. The Company makes a matching contribution of $.50 for every dollar the employees contribute to the plan up to 6% of the employee's pay. The Company may also make an annual contribution to the plan solely at the discretion of the Board of Directors of the Company. Employees are immediately 100% vested in the Company's matching contributions. Employees with less than four years of service vest ratably in any discretionary contributions made by the Company. Contributions by the Company for the six months ended June 30, 1996 and for the years ended June 30, 1997 and 1998 totaled $616,000, $910,000 and $1,257,000, respectively, including discretionary contributions of $384,000, $500,000 and $734,000, respectively.

                                9. INCOME TAXES

The Company has recorded its provision for income taxes and deferred tax balances as if it were a stand alone entity for the six months ended December 31, 1995. Prior to the sale of the Company on January 1, 1996, the Company's accounts were included with Nestle for

                             BERINGER WINE ESTATES


tax filing purposes. Accordingly, the Company's current income taxes at December 31, 1995 are payable to Nestle. Nestle has indemnified the Company for any future liabilities arising from prior year tax returns.

  The provision (benefit) for income taxes consists of the following:

                               Six months     Six months
                                    ended          ended  Year ended  Year ended
                                 June 30,   December 31,    June 30,    June 30,
(in thousands)                       1995           1996        1997        1998
==================================================================================
Current provision:
 Federal                       $    4,269   $        741  $    6,617  $    8,568
 State                              1,144            196       1,903       2,327
                               ---------------------------------------------------
                                    5,413            937       8,520      10,895
                               ---------------------------------------------------

Deferred provision (benefit):
 Federal                              657         (6,936)    (12,100)     (4,539)
 State                                311         (1,994)     (3,496)     (1,155)
                               ---------------------------------------------------
                                       968        (8,930)    (15,596)     (5,694)
                               ---------------------------------------------------
                                     6,381        (7,993)     (7,076)      5,201
Tax impact of extraordinary
 item                                   --            --          --       1,342
Total provision (benefit)      $     6,381  $     (7,993) $   (7,076) $    6,543
                               ===================================================

  Income tax provision (benefit) differs from the amount computed by multiplying the statutory federal income tax rate times income (loss) before income taxes, due to the following:


                                                   Six months ended  Six months ended  Year ended  Year ended
                                                       December 31,          June 30,    June 30,    June 30,
                                                               1995              1996        1997        1998
===============================================================================================================
Federal statutory tax (benefit) rate                          35.0%           (35.0%)     (35.0%)       35.0%
State income taxes, net of federal benefit                     6.3%            (6.7%)      (8.3%)        4.4%
Amortization of tax basis goodwill                              --             (5.3%)     (14.7%)      (10.6%)
Amortization of book basis goodwill                            2.3%               --          --           --
Other                                                          0.5%             0.9%        1.5%         1.0%
                                                   ------------------------------------------------------------
                                                              44.1%           (46.1%)     (56.5%)       29.8%
                                                   ============================================================

  The approximate effect of temporary differences that give rise to deferred tax balances are as follows:


                                                                   June 30,
(in thousands)                                                 1997       1998
================================================================================
Gross deferred tax assets:
Liabilities and accruals                                   $  4,338   $  3,130
State taxes                                                     150        714
                                                           ---------------------
                                                              4,488      3,844
                                                           ---------------------
Gross deferred tax liabilities:
Property, plant and equipment                               (29,368)   (33,559)
Inventories                                                  (8,592)     1,937
                                                           ---------------------
                                                            (37,960)   (31,622)
Net deferred tax liabilities                               $(33,472)  $(27,778)
                                                           =====================

                             BERINGER WINE ESTATES


                                     NOTES
                     TO CONSOLIDATED FINANCIAL STATEMENTS


                        10. REDEEMABLE PREFERRED STOCK

Prior to its initial public offering, the Company authorized 2,000,000 shares of Series A Preferred Stock (Preferred Stock) with a par value of $0.0001 per share. The Preferred Stock was non-voting and senior to all other classes and series of the Company's stock. The Preferred Stock had a semi-annual dividend rate per share of 7% of the liquidation value of $100 per share. Dividends were cumulative and were accrued and payable semi-annually from the date of issuance. Dividends on the Preferred Stock issued in 1996 were paid in additional shares of Preferred Stock. The liquidiation value of the Preferred Stock, in the event of an involuntary conversion was equal to the previously stated liquidation value of $100 per share.

  In January and September 1996, the Company issued 300,000 shares and 3,548 shares, respectively, of Preferred Stock, resulting in net proceeds to the Company of $27,049,000 and $318,000, respectively. During the six month period ended June 30, 1996 and the years ending June 30, 1997 and 1998, dividends accrued and paid in additional shares of Preferred Stock amounted to 19,389, 46,703 and 18,034 shares, respectively.

  In November 1997, the Company used net proceeds from its initial public offering to redeem all outstanding shares of the Preferred Stock. The early redemption of the Preferred Stock resulted in a $2,500,000 reduction of net income allocable to common stockholders, which represented the accelerated accretion of the original issue discount remaining on the redemption date.

                11. COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of Class A Common Stock, par value $0.01 per share, and 38,000,000 shares of Class B Common Stock, par value $0.01 per share. Each share of Class A Common Stock is entitled to twenty votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors, subject to preferences applicable to any then outstanding Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock (Note 10).

  The Class A Common Stock is convertible at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, upon the approval of a majority of the shares of Class A Common Stock, the Class A stockholders can be required to convert their shares into shares of Class B Common Stock on a one-for-one basis.

  In January 1996, the Company issued 938,000 shares and 9,058,590 shares, respectively, of Class A Common Stock and Class B Common Stock, resulting in net proceeds to the Company of $49,692,000, net of notes receivable from stockholders of $340,000. In March 1996, the Company issued 945,000 shares of Class B Common Stock, resulting in net proceeds to the Company of $4,725,000. In September 1996, the Company issued 11,980 shares and 224,380 shares, respectively, of Class A Common Stock and Class B Common Stock, resulting in net proceeds to the Company of $825,000, net of notes receivable from stockholders of $356,000. In March 1997, the Company issued 833,334 shares of Class B Common Stock, resulting in net proceeds to the Company of $4,955,000, net of notes receivable from stockholders of $46,000.

  In October 1997, the Company issued, in an initial public offering, 4,920,000 shares of Class B Common Stock and issued 600,000 shares of Class B Common Stock directly to holders of the Series A Preferred Stock. These issuances of common stock resulted in net proceeds to the Company of $132,476,000. All outstanding warrants were exercised resulting in issuance of 431,612 shares of Class B common stock.

  During the year ended June 30, 1998, current and past directors of the Company exercised options resulting in the issuance of 757,980 shares of Class B Common Stock. The Company issued 40,759 Class B Common Stock shares in connection with the Employee Stock Purchase Plan (See Note 12).

                             BERINGER WINE ESTATES

  In lieu of cash compensation, the Company has also issued 6,000, 18,908 and 10,072 shares of Class B Common Stock to Directors for the six month period ended June 30, 1996 and the years ended June 30, 1997 and 1998, respectively.

  Notes receivable from stockholders, who are also employees of the Company, bear interest at the prime rate (8.25% at June 30, 1996 and 8.50% at June 30, 1997 and 1998), are due ten years from their date of issuance, and are secured by shares of Company stock. The notes become due upon termination of the holders' employment or upon sale of the underlying security.

              12. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

The Company has two stock option plans, two option agreements and an employee stock purchase plan that are described below. The Company applies APB 25 and related Interpretations in accounting for its plans. No compensation cost has been recognized for its stock option plans because grants have been made at exercise prices at or above fair market value of the common stock on the date of grant.

  The fair value of the common stock on the date of grant for 1,263,584 of the 2,103,226 total options granted under its stock option plan and option agreements approximated $5-$6 per share, which was determined based on the approximate purchase value for the Company on January 1, 1996 (Note 2). The remaining options were granted at exercise prices ranging from $6 to $41 per share. Had the minimum value of the options been calculated in accordance with FAS 123, net loss available to common stockholders would have been $11,786,000, $10,594,000, and loss per diluted share would have been $(1.07), $(0.88), respectively, for the periods ended June 30, 1996, and 1997. Net income available to common stockholders would have been $6,739,000 or $0.37 per diluted share for the period ended June 30, 1998.

  For purposes of calculating compensation cost under FAS 123, the minimum fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996, 1997 and 1998, respectively: dividend yield of 0% for all years; expected volatility of 0% for years prior to fiscal 1998 and 42% for fiscal 1998; risk-free interest rates of 5.56%, 6.66% and 5.95%; and, expected lives of three to seven years for all years.

Stock Option Plans The Company has two option plans and two option agreements: the 1996 Stock Option Plan, the 1998 Option Plan, the MAR Stock Option Agreement and the Silverado Stock Option Agreement.

  Under the 1996 Stock Option Plan, the Company is authorized to grant both incentive and non-qualified stock options for up to 2,205,604 shares of Class B Common Stock. Options vest over five years and expire after ten years from the date of grant. The Company has granted 1,163,446 stock options under this plan at June 30, 1998.

  Under the 1998 Stock Option Plan, the Company is authorized to grant both incentive and non-qualified stock options for up to 200,000 shares of Class B Common Stock to selected employees at an exercise price not less than 100% of the fair market value on the date of grant. The options will vest over a period determined on the date of grant and will expire after ten years from the date of grant. The Company has granted 181,800 stock options under this plan at June 30, 1998.

  Under the MAR Stock Option Agreement, the Company is authorized to grant stock options for up to 60,000 shares of Class B Common Stock. Each option is immediately vested from the date of grant and no option will be exercisable after ten years from the date of grant. The Company has granted 60,000 stock options under this agreement at June 30, 1997. In August 1997, all 60,000 of the outstanding stock options were exercised.

  Under the Silverado Stock Option Agreement, the Company is authorized to grant both incentive and non-qualified stock options for up to 697,980 shares of Class B Common Stock. Each option is immediately vested from the date of grant and will expire after ten years from the date of grant. The Company has granted 697,980 stock options under this agreement at June 30, 1997. At June 30, 1998 all outstanding options had been exercised.

                             BERINGER WINE ESTATES


                                     NOTES
                     TO CONSOLIDATED FINANCIAL STATEMENTS


  Information regarding these option plans for the fiscal years 1997 and 1998 is as follows:


                                              OPTION SHARES OUTSTANDING
                              --------------------------------------------------------
                                                             Weighted
                                 Shares                       Average
                              Available         Options      Exercise        Options
                              for Grant         Granted         Price    Exercisable
======================================================================================
Balance at June 30, 1996         60,000       1,203,584        $ 5.58        697,980
Options authorized              200,000              --
Options granted                (230,842)        230,842        $ 9.71
                              --------------------------------------------------------
Balance at June 30, 1997         29,158       1,434,426        $ 6.25        875,134
Options authorized            1,700,000
Options granted                (671,700)        671,700        $26.40
Options cancelled                 4,400          (4,400)       $22.00
Options exercised                              (757,980)       $ 5.92
                              --------------------------------------------------------
Balance at June 30, 1998      1,061,858       1,343,746        $16.46        285,537
                              ========================================================

  The weighted average exercise price of options exercisable at June 30, 1997 and 1998 was $5.80 and $5.11 per share, respectively. At June 30, 1998, the 1,345,246 options outstanding had a range of exercise price from $5 to $41 and a range of expiration dates from January 2006 to February 2008.

Stock Warrants   In connection with the sale of the senior subordinated notes
(Note 6), the Company issued 308,294 and 123,318, respectively, of detachable Series A and Series B Stock Warrants to the senior subordinated note holders. The warrants were allocated an imputed fair value of $1,848,000 on the date of issuance, resulting in a discount in face amount of the senior subordinated notes, using the Black-Scholes Option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 45%; risk free interest rate of 5.23%; and an expected life of 10 years. Each Series A and Series B Stock Warrant provides the holder the right to purchase one share of Class B Common Stock in exchange for one Series A or Series B Stock Warrant plus one cent. All warrants were exercised during the year ended June 30, 1998.

Employee Stock Purchase Plan   The Company has adopted the 1997 Employee Stock
Purchase Plan (ESPP) and has reserved 200,000 shares of Class B Common Stock for issuance under the ESPP. The ESPP allows eligible employees the right to purchase Class B Common Stock at the lower of 85% of the fair value on the date the Company grants the right to purchase or 85% of the fair value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, subject to certain other limits, may exercise their rights to purchase for the period specified in the related offering. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company.

                        13. RELATED PARTY TRANSACTIONS

The Company regularly enters into transactions with related parties on terms which management believes are similar to like transactions with third parties.

  The Company recorded rent expense of $384,000, $384,000, $948,000 and $948,000 for the six months ended December 31, 1995 and June 30, 1996 and the years ended June 30, 1997 and 1998, respectively, related to the lease of warehouse space from a partnership consisting of directors and officers of the Company.

                             BERINGER WINE ESTATES


  Minimum rental payments under this non-cancelable operating lease at June 30, 1997 are as follows:

Year ending June 30 (in thousands)
================================================================================
1999                                                                  $    948
2000                                                                       948
2001                                                                       948
2002                                                                     1,152
2003                                                                     1,152
Thereafter                                                               3,456
                                                                      ----------
                                                                      $  8,604
                                                                      ==========

  Pressoir Deutz is a partnership that produced sparkling wine in California. In periods ending prior to June 30, 1998, the Company held a 33% interest in Pressoir Deutz. At June 30, 1998, the Company no longer had any ownership in Pressoir Deutz. During the six months ended December 31, 1995 and June 30, 1996 and the years ended June 30, 1997 and 1998, the Company purchased sparkling wine from Pressoir Deutz totaling $1,137,000, $458,000, $2,563,000 and $153,000, respectively. No amount was due to Pressoir Deutz at June 30, 1997 or 1998.

  The Company owns a 50% interest in Calcork, a cork processing company. At June 30, 1998, the $125,000 investment in Calcork was included in investments in the consolidated balance sheets. During the six months ended December 31, 1995 and June 30, 1996 and the years ended June 30, 1997 and 1998, the Company incurred fees for cork processing to Calcork totaling $169,000, $88,000, $466,000 and $279,000, respectively. No amount was due to Calcork at June 30, 1997 for these services. At June 30, 1998, a balance of $36,000 was due Calcork and is included in accounts payable-trade in the consolidated balance sheet.

                       14. COMMITMENTS AND CONTINGENCIES

The Company leases some of its office space, warehousing facilities, vineyards and equipment under non-cancelable and month-to-month operating leases. Certain of these leases have options to renew. Rental cost under these operating leases amounted to $3,434,000, $4,111,000, $9,578,000 and $10,830,000, respectively, for the six months ended December 31, 1995 and June 30, 1996 and for the years ended June 30, 1997 and 1998. Minimum rental payments under non-cancelable operating leases at June 30, 1998 are as follows:

Year ending June 30 (in thousands)
================================================================================
1999                                                                 $  11,194
2000                                                                    10,809
2001                                                                    10,407
2002                                                                     8,975
2003                                                                     7,677
Thereafter                                                              13,078
                                                                     -----------
                                                                     $  62,140
                                                                     ===========

                             BERINGER WINE ESTATES


                                     NOTES
                     TO CONSOLIDATED FINANCIAL STATEMENTS


  The Company has contracted with various growers and certain wineries to supply a significant portion of its future grape requirements and a portion of its future bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several contracts provide for minimum grape purchase prices.

  The Company is subject to litigation in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of existing litigation will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

                      15. EARNINGS PER SHARE COMPUTATION

During the quarter ended December 31, 1997, the Company adopted Financial Accounting Standard No. 128 - Earnings Per Share. This standard replaces the previously reported primary and fully diluted EPS calculations with basic and diluted EPS calculations. Basic EPS represents the income available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted EPS represents the income available to common stockholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period.

  Basic EPS is computed using the weighted average number of Class A and Class B common shares outstanding. Diluted EPS is computed using the weighted average number of Class A and Class B common shares outstanding while giving effect to all potentially dilutive common shares that were outstanding during the period. Potential common shares consist primarily of stock options and warrants (dilutive impact calculated applying the "treasury stock method").

  The table below is a summary of both the numerator and denominator for the basic and diluted EPS calculations:


                                                             Six months ended       Year ended       Year ended
(in thousands, except per share data)                           June 30, 1996     June 30,1997     June 30,1998
=================================================================================================================
Numerator--Income (loss)
Net income (loss) before extraordinary item                  $        (9,365)     $    (5,449)     $      7,408
Less: Preferred stock dividends                                        2,054            4,920             4,365
 Extraordinary item                                                       --               --             3,317
                                                             ----------------------------------------------------
Net income (loss) available to common stockholders           $       (11,419)     $   (10,369)     $      7,883
                                                             ====================================================
Denominator--Basic shares
Average common shares outstanding                                     10,978           12,071            17,108
Basic EPS                                                    $         (1.04)     $     (0.86)     $       0.46

Denominator--Diluted shares
Average common shares outstanding                                     10,978           12,071            17,108
Dilutive effect of common stock equivalents                               --               --             1,062
                                                             ----------------------------------------------------
 Total diluted shares                                                 10,978           12,071            18,170
                                                             ====================================================
Diluted EPS                                                  $         (1.04)     $     (0.86)     $       0.43

                             BERINGER WINE ESTATES

                         16. QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data for the fiscal years ended June 30, 1997 and 1998 are as follows:


(in thousands, except per share data)                  Quarter 1     Quarter 2    Quarter 3    Quarter 4
==========================================================================================================
Year Ended June 30, 1998
Net revenues                                       $      65,810    $   94,377    $  77,168   $   81,093
Gross Profit                                              26,644        38,639       33,759       36,849
Net Income (loss)                                           (673)        1,407        5,248        6,266
Net Income (loss) available to common stockholders        (2,040)       (1,591)       5,248        6,266
Basic EPS                                                  (0.16)        (0.09)        0.28         0.32
Diluted EPS                                                (0.16)        (0.09)        0.26         0.31

Year Ended June 30, 1997
Net revenues                                       $      55,961    $   77,125    $  67,444   $   68,930
Gross Profit                                              12,725        29,084       25,036       24,786
Net Income (loss)                                         (4,818)         (398)          46         (279)
Net Income (loss) available to common stockholders        (6,011)       (1,600)      (1,209)      (1,549)
Basic EPS                                                  (0.51)        (0.13)       (0.10)       (0.12)
Diluted EPS                                                (0.51)        (0.13)       (0.10)       (0.12)

                             BERINGER WINE ESTATES


                             REPORT OF INDEPENDENT
                                  ACCOUNTANTS


To the Board of Directors and Stockholders of Beringer Wine Estates Holdings,
Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows presents fairly, in all material respects, the financial position of Beringer Wine Estates Holdings, Inc. and its subsidiaries at June 30, 1997 and 1998, and the results of their operations, and their cash flows for the six month periods ended December 31, 1995 and June 30, 1996 and the years ended June 30, 1997 and 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Francisco, California

August 11, 1998

                             BERINGER WINE ESTATES

                                   CORPORATE
                                  INFORMATION

DIRECTORS

Walter T. Klenz
Chairman of the Board and CEO
Executive Committee

Richard L. Adams
Partner, Worsham, Forsythe
& Woodridge, L.L.P.
Audit Committee

David Bonderman
Principal, Texas Pacific Group
Nominating Committee

Randy Christofferson
President, First USA Bank
Audit Committee

James G. Coulter
Principal, Texas Pacific Group
Chairman of the Executive, Compensation and Nominating Committees

Timm F. Crull
Retired Chairman of Netold USA
Compensation Committee

William A. Franke
Chairman and CEO,
America West Airlines
Compensation Committee

E. Michael Moone
Chairman, Silverado Equity Partners, L.P.
Member Executive, Nominating and
Compensation Committees

William S. Price III
Principal, Texas Pacific Group
Executive Committee

Jesse Rogers
Director, Bain & Company, Inc.
Compensation Committee

George A. Vare
Managing Partner,
Silverado Equity Partners, L.P.
Chairman of the Audit Committee

Emily Woods
Chairman and CEO, J. Crew Group, Inc.


OFFICERS

Richard R. Carter
Vice President, Sales

Gregory M. Delancy
Vice President, Controller

Martin L. Foster
Vice President, Investor Relations
and Treasurer

A. Tor Kenward
Vice President, Winery Communications

Thomas W. Peterson
Vice President, Sonoma Operations

Douglas W. Roberts
Vice President, General Counsel
and Secretary

Edward G. Sbrogia
Senior Vice President and Winemaster

Peter F. Scott
Senior Vice President, Finance and Operations and Chief Financial Officer

Robert E. Steinhauer
Senior Vice President, Marketing and Hospitality


INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Francisco, CA


TRANSFER AGENT
AND REGISTRAR

Boston EquiServe
Canton, Massachusetts


CORPORATE HEADQUARTERS

1000 Pratt Avenue
St. Helena, CA 94574


ANNUAL MEETING

Thursday, November 5, 1998, at 10:30 a.m.
Beringer Vineyards, St. Helena, California


FORM 10-K

A copy of form 10-K filed with the Securities and Exchange Commission, is available upon request to:

Martin Foster, V.P. Investor Relations
Beringer Wine Estates
610 Airpark Road, Box 4500
Napa, California 94558
e-mail to: ir@bwecorp.com


COMMON STOCK ACTIVITY

Beringer Wine Estates Holdings, Inc., Class B
Common Stock is traded on the Nasdaq National
Market under the symbol "BERW". The table below sets forth the high and low sales prices for the common stock for the three quarters that the Company was traded on the Nasdaq National
Market during the fiscal year ended June 30, 1998.

Fiscal 1998                   High          Low

Second Quarter             $ 38.00      $ 30.00
Third Quarter              $ 51.38      $ 36.00
Fourth Quarter             $ 54.06      $ 39.50

  As of June 30, 1998, there were 374 holders of record of the Company's common stock. The
Company has not paid cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.

This Annual Report contains forward-looking statements. Actual results could vary from those expected due to a variety of risk factors set forth from time to time in the Company's SEC filings, including, but not limited to, its reports on Form
10-K for the year ended June 30, 1998. The
Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                      57