Form 10-K, Exhibit 13
period 1999-06-30
BERINGER WINE ESTATES HOLDINGS INC
filed 1999-09-29
CIK 1041891

                                                                      Exhibit 13

                                                                                                           Page
                                                                                                           ----
Management's Discussion and Analysis....................................................................    27-35

Consolidated Balance Sheets at June 30, 1998 and 1999...................................................       36

Consolidated Statements of Operations for the years ended June 30, 1997, 1998 and 1999..................       37

Consolidated Statements of Stockholders' Equity for the years ended June 30, 1997,
 1998 and 1999..........................................................................................       38

Consolidated Statements of Cash Flows for the years ended June 30, 1997, 1998 and 1999..................       39

Notes to Consolidated Financial Statements..............................................................    40-54

Report of Independent Accountants.......................................................................       55

                    BERINGER WINE ESTATES HOLDINGS, INC. 26

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

This report contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described in the "Risk Factors" section and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 Introduction

     We have operated continuously since our founding in 1876. On January 1, 1996, we were acquired by an investment group led by the Texas Pacific Group, in a leveraged transaction. In October 1997, we sold 4,920,000 shares of Class B Common Stock to the public in an initial public offering ("IPO") and 600,000 shares of Class B Common Stock directly to holders of the Series A Preferred Stock. Net proceeds from the public offering were $132.5 million. We used these net proceeds to retire all of our outstanding subordinated notes, redeem all outstanding shares of the Series A Preferred Stock and retire $49.9 million of our line of credit and $6.0 million of long-term senior debt. The early retirement of the subordinated notes resulted in a pre-tax extraordinary charge of $4.7 million that included a $3.2 million prepayment penalty and a $1.5 million write-off of unamortized discount. The early redemption of the Series A Preferred Stock resulted in a $2.5 million reduction of net income available to common stockholders, which represented the accelerated accretion of the original issue discount remaining on the redemption date.

     We acquired Chateau St. Jean in April 1996 and Stags' Leap Winery in February 1997. Each of the Beringer, Chateau St. Jean and Stags' Leap transactions were recorded using the purchase accounting method. Under this method, the purchase price was allocated to the assets and liabilities of the acquired company in the order of their liquidity and based on their estimated fair market values at the time of the transaction. When we were acquired in January 1996, $101.9 million of the purchase price in excess of book value was allocated to our inventory on hand at the transaction date. This allocation of purchase price is referred to in this report as inventory step-up. Subsequent acquisitions have resulted in additional inventory step-up. The 1996 purchase of Chateau St. Jean generated $6.4 million in inventory step-up, while the 1997 acquisition of Stags' Leap Winery generated $14.6 million in inventory step-up.

     We use the "first-in, first-out" ("FIFO") method of inventory accounting. As the inventory on hand at the transaction dates is sold in the normal course of business under the FIFO method of accounting, the cost of producing the wine sold is charged to cost of goods sold. These costs include the amount of the inventory step-up associated with the wine sold. As this inventory step-up is charged to cost of goods sold, it reduces our gross profit, operating income, and net income. The charges to cost of goods sold resulting from the inventory step-up are non-cash items and are expected to affect our reported performance at decreasing levels through fiscal year 2000. As the inventory step-up will affect our reported financial results only in the near term, the current results are not indicative of our future performance. This report includes discussion of adjusted results excluding the impact of inventory step-up.

                    BERINGER WINE ESTATES HOLDINGS, INC. 27

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                            Summary of Fiscal 1999

     Fiscal 1999 operating results reflect continued sales volume growth, increasing average unit price and stable gross margins. During the twelve months ended June 30, 1999, sales volume grew 12% and net revenues rose 18% driven by growth in the Beringer Vineyards and Meridian Vineyards brands. Gross profit expanded 31% and operating profit increased 56% over the same period in the prior fiscal year. Net income and diluted earnings per share increased significantly over fiscal 1998 levels to $29.6 million and $1.46, respectively. Our success as a leading producer of premium varietal wines is due to an emphasis on quality products, brand strength and consumer focused marketing.

     The following table shows net income per share for the fiscal years ended June 30, 1997, 1998 and 1999. Adjusted net income excludes the non-cash charge related to inventory step-up, the extraordinary item and the non-recurring charge for accelerated accretion of the preferred dividend discount resulting from the redemption of Series A Preferred Stock.

Net Income (Loss) and Per Share Amounts

Fiscal year ended June 30 (in thousands, except per share data)              1997              1998              1999
                                                                         ------------       -----------       -----------
As Reported
   Net income (loss) available to
       common stockholders................................................  $(10,369)           $ 7,883           $29,585
 Diluted EPS..............................................................     (0.86)              0.43              1.46
Adjusted (1)
   Net income available to
       common stockholders................................................  $ 15,089            $29,537           $39,326
 Diluted EPS..............................................................      1.12               1.63              1.94

___________

(1) Net income available to common stockholders is adjusted to exclude the after-tax effect of the non-cash charge related to inventory step-up, the extraordinary loss from the early redemption of debt recorded in fiscal 1998, and the non-recurring charge for the accelerated accretion of the preferred stock discount resulting from the redemption of Series A Preferred Stock recorded in fiscal 1998.

     Net income available to common stockholders expanded to $29.6 million or $1.46 per diluted share for fiscal 1999 compared to $7.9 million or $.43 per diluted share in fiscal 1998. Adjusted net income available to common stockholders grew 33% to $39.3 million for the year compared to $29.5 million for fiscal 1998. Fiscal 1999 adjusted diluted earnings per share rose 19% to $1.94 from $1.63 the same period the prior year.

     Fiscal 1999 net revenues grew $57.7 million or 18% to $376.2 million. Gross profit increased $42.2 million or 31% over fiscal 1998 to $178.1 million reflecting increased sales volume and an $11.4 million reduction in the non-cash charge associated with inventory step-up. Adjusted gross profit for fiscal 1999, excluding inventory step-up, grew 19% over fiscal 1998 to $194.6 million. Selling, general and administrative expenses for fiscal 1999 grew $18.3 million or 20% over fiscal 1998 due primarily to increased advertising and product promotion expense. Fiscal 1999 operating income increased $23.9 million over fiscal 1998 to $66.5 million. Adjusted operating income for fiscal 1999, excluding inventory step-up, increased $12.5 million or 18% to $83.0 million.

     Total assets grew $100.7 million to $644.3 million at June 30, 1999. Inventories rose $34.0 million to $285.6 million, 13% higher than the June 30, 1998 balances. Property, plant and equipment, net of accumulated depreciation, grew $45.1 million to $289.8 million at June 30, 1999. Partially funding growth in assets, total debt expanded $50.8 million to $328.0 million at June 30, 1999, from June 30, 1998.

                    BERINGER WINE ESTATES HOLDINGS, INC. 28

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


                          Fiscal 1998 vs. Fiscal 1999

     The following table shows our brands contribution to consolidated net revenues for the fiscal years ended June 30, 1997, 1998 and 1999.

Net Revenues

Fiscal year ended June 30 (dollars and volume in thousands)                 1997              1998              1999
                                                                         -----------       -----------       -----------
Beringer Vineyards.......................................................   $160,336          $190,441          $224,278
Meridian Vineyards.......................................................     39,009            53,782            69,981
All Other California Brands..............................................     59,413            59,698            64,007
Imports..................................................................     10,702            14,527            17,888
                                                                            --------          --------          --------
   Total Net Revenues....................................................   $269,460          $318,448          $376,154
                                                                            ========          ========          ========

Volume (total 9-liter case equivalents)..................................      5,411             6,063             6,787
Net Revenue Per Case.....................................................     $49.80          $  52.52          $  55.42

     Fiscal 1999 net revenues increased 18% over fiscal 1998 to $376.2 million. Net revenues in fiscal 1999 grew 18% for the Beringer Vineyards brand and 30% for Meridian Vineyards. In fiscal 1999, we shipped 6.8 million nine-liter case equivalents, 12% higher than the 6.1 million cases shipped in fiscal 1998. Volume growth continues to be driven primarily by the Beringer Vineyards brand with the introduction of the new Beringer Founders' Estate product line and the continued expansion of Meridian Vineyards.

     The average net revenue per nine-liter case increased 6% to $55.42 per case from $52.52 per case in fiscal 1998. This increase primarily reflects the positive mix change resulting from increased Beringer Founders' Estate and Meridian Vineyards sales volume at higher than company average per case revenue. We expect this trend of increasing unit revenue to continue as we pursue the opportunities in the $7.00 to $12.00 per bottle retail price category with Beringer Founders' Estate and Meridian Vineyards.

     Based on the growth of Beringer Founders' Estate within the Beringer Vineyards brand and continued growth of Meridian Vineyards, Beringer White Zinfandel has been reduced to 31% of our total net revenues in fiscal 1999 from 37% in fiscal 1998. Meridian Vineyards has increased its contribution to total net revenues from 17% in fiscal 1998 to 19% in fiscal 1999

Cost of Goods Sold   Cost of goods sold in fiscal 1999 increased $15.5 million
to $198.0 million. Included in cost of goods sold are $27.8 and $16.4 million of non-cash charges resulting from the inventory step-up for years ended June 30, 1998 and 1999, respectively. Cost of goods sold, excluding inventory step-up, grew $26.9 million to $181.6 million in fiscal 1999. The average cost per nine-liter case, excluding inventory step-up, increased $1.24 or 5% to $26.75 for fiscal 1999. These changes are primarily due to changes in product mix sold and changes in raw materials costs, particularly as new vintages are introduced.

                    BERINGER WINE ESTATES HOLDINGS, INC. 29

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit   The following table shows consolidated gross profit for the fiscal years ended June 30, 1997, 1998 and 1999.

Fiscal year ended June 30 (in thousands)                                    1997              1998              1999
                                                                         -----------       -----------       -----------
Net Revenues..........................................................      $269,460          $318,448          $376,154
Cost of Goods Sold....................................................       177,829           182,557           198,030
                                                                            --------          --------          --------
Gross Profit..........................................................        91,631           135,891           178,124
Inventory Step-Up.....................................................        43,308            27,845            16,448
                                                                            --------          --------          --------
Adjusted Gross Profit.................................................      $134,939          $163,736          $194,572
                                                                            ========          ========          ========

     Gross profit for fiscal 1999 increased $42.2 million, or 31% over fiscal 1998 to $178.1 million. Adjusted gross profit, excluding inventory step-up, for fiscal 1999 increased $30.8 million over fiscal 1998, to $194.6 million. This 19% increase in adjusted gross profit reflects 12% growth in the number of cases sold and 7% growth in per case profit.

Gross Margin   The following table shows gross margin for the fiscal years ended
June 30, 1997, 1998 and 1999, reflecting gross profit expressed as a percentage of net revenues.

Fiscal year ended June 30                                                    1997               1998               1999
                                                                         ------------       ------------       ------------
Net Revenues..........................................................         100.0%             100.0%             100.0%
Cost of Goods Sold....................................................          66.0%              57.3%              52.7%
                                                                               -----              -----              -----
Gross Margin..........................................................          34.0%              42.7%              47.3%
Inventory Step-Up.....................................................          16.1%               8.7%               4.4%
                                                                               -----              -----              -----
Adjusted Gross Margin.................................................          50.1%              51.4%              51.7%
                                                                               =====              =====              =====

     Fiscal 1999 gross margin improved to 47.3% from 42.7% for fiscal 1998 primarily related to the reduced non-cash charge associated with the inventory step-up. Adjusted gross margin, excluding inventory step-up, remained stable in fiscal 1999 at 51.7% compared with 51.4% in fiscal 1998.

Selling, General and Administrative Expenses   Selling general and
administrative expenses consist of product-specific selling and marketing expenses such as advertising, product merchandising and trade discounts, and non-product specific expenses such as sales and marketing staff, and general and administrative expenses. In fiscal 1999 these expenses increased $18.3 million or 20% over fiscal 1998 to $111.6 million primarily reflecting higher product promotion expenses.

     Fiscal 1999 selling, general and administrative expenses rose to 29.7% of net revenue from 29.3% in fiscal 1998. This increase reflects a 26% increase in advertising and promotional spending, and a 12% increase in non-product specific expenses.

     We expect selling, general and administrative expenses to continue to increase generally at the rate of sales growth as we continue to promote our brands, expand our advertising campaigns and continue to test the market potential of new products.

                    BERINGER WINE ESTATES HOLDINGS, INC. 30

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Income and Margin   The following table shows operating income and
adjusted operating income expressed as a percentage of revenue for the fiscal years ended June 30, 1997, 1998 and 1999.

Fiscal year ended June 30 (dollars in thousands)                             1997               1998               1999
                                                                         ------------       ------------       ------------
Operating Income....................................................         $12,984            $42,643            $66,532
Inventory Step-Up...................................................          43,308             27,845             16,448
                                                                             -------            -------            -------
Adjusted Operating Income...........................................         $56,292            $70,488            $82,980
                                                                             =======            =======            =======
Operating Margin....................................................             4.8%              13.4%              17.7%
Adjusted Operating Margin...........................................            20.9%              22.1%              22.1%

     Operating income for the fiscal year rose $23.9 million or 56% over fiscal 1998 to $66.5 million. Excluding inventory step-up, adjusted operating income for fiscal 1999 increased $12.5 million or 18% over fiscal 1998 to $83.0 million. The adjusted operating margin remained stable at 22.1%.

Interest Expense and Other Income/Expense   Interest expense for fiscal 1999
decreased $1.1 million to $21.9, as we used the proceeds from our October 1997 IPO to pay down higher interest rate debt during the second quarter of fiscal 1998. During 1999 we increased our average debt outstanding by $22.3 million but benefited from lower market interest rates.

Income Tax Provision (Benefit)   The fiscal 1999 income tax provision was based
on an effective tax rate of approximately 37% compared to 30% in fiscal 1998. Our effective tax rate is lower than the federal statutory rate due to the effect of state taxes and the amortization of tax basis goodwill. We anticipate that our effective tax rate will increase as taxable income increases, approaching the statutory rate of approximately 41%.

Preferred Stock Dividends   During the second quarter of fiscal 1998, we
redeemed all of our Series A Preferred Stock with proceeds from the IPO. As a result of this redemption, we recorded a $2.5 million charge for the accelerated accretion of the remaining original issue discount. In addition, prior to redemption, we recorded dividends and normal accretion of $1.9 million in fiscal 1998.

Extraordinary Items   During the second quarter of fiscal 1998, we retired all
of our outstanding subordinated debt with proceeds from the IPO. The prepayment penalty and accelerated accretion of the remaining original issue discount resulted in an extraordinary charge of $4.7 million. The extraordinary item is shown net of $1.4 million in taxes.

Financial Condition

Assets.   Our total assets increased $100.7 million or 19% from June 30, 1998 to
$644.3 million on June 30, 1999. Inventories rose $34.0 million to $285.6 million, 13% higher than the June 30, 1998 balances. This increase reflects a $50.4 million increase in inventory quantities on hand, offset by a $16.4 million reduction in inventory step-up. Although our inventory and receivable levels will be affected by seasonal patterns, we expect total assets to continue to increase as inventory and property, plant and equipment expand to support anticipated future growth.

Liabilities.   Our total liabilities increased $68.5 million or 19% from June
30, 1998 to $426.2 million at June 30, 1999. At June 30, 1999, our long-term debt outstanding was $225.9 million and the line of credit was $102.1 million. At June 30, 1999, $191.9 million was available under the terms of our credit agreement.

                    BERINGER WINE ESTATES HOLDINGS, INC. 31

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources   Our operating activities for the fiscal year
ended June 30, 1999 provided net cash of $4.2 million. Net cash used in investing activities in fiscal 1999 of $57.5 million consisted primarily of $56.9 million of expenditures for property, plant and equipment. Our capital spending included $27.0 million for vineyard development and $29.9 million for facilities development. We expect to continue to have significant cash requirements, primarily for growth in inventory and capital spending on vineyards and winery facilities.

     Net cash provided by our financing activities during the fiscal year ended June 30, 1999 of $53.3 million was provided primarily through our bank credit agreement. We anticipate that current capital, combined with cash from operations and the availability of cash from additional financing under our existing credit facilities, will be sufficient to meet our liquidity and capital expenditure requirements through the end of fiscal 2000. However, as a result of our expected growth and planned capital investments, we expect to increase the utilization of our credit facilities and potentially access alternative financing sources in the future.

Quantitative and Qualitative Disclosures About Market Risk   We are exposed to
market risk from changes in interest rates. To manage this exposure, we have entered into interest rate exchange agreements. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives.

     At June 30, 1999, our debt was $328.0 million, of which $178.3 million will re-price during the next twelve months. At June 30, 1999, we had interest rate exchange agreements that converted a notional amount of $90 million of our variable-rate debt to a fixed rate.

     Assuming a 1% increase in interest rates, we would expect our annual interest expense to increase approximately $838,000. Our credit exposure under these agreements is limited to the cost of replacing an agreement in the event of non-performance by our counterparty. To minimize this risk, we select high credit quality counterparties.

                          Fiscal 1997 vs. Fiscal 1998

     Fiscal 1998 operating results improved over fiscal 1997 as sales volume grew 12%, net revenues rose 18%, and net income and earnings per share increased significantly from fiscal 1997 levels. Our net income available to common stockholders was $7.9 million or $0.43 per diluted share for fiscal 1998 compared to a loss of $10.4 million or $(0.86) per diluted share for fiscal 1997. Adjusted net income available to common stockholders was $29.5 million for fiscal 1998 compared to $15.1 million for fiscal 1997. Adjusted earnings per share, on a diluted basis, grew 46% to $1.63 for fiscal 1998 from $1.12 for fiscal 1997.

     Fiscal 1998 net revenues grew $49.0 million or 18% over fiscal 1997 to $318.4 million. Fiscal 1998 gross profit increased $44.3 million or 48% over fiscal 1997 to $135.9 million. Adjusted gross profit, excluding inventory step-up, for fiscal 1998 grew 21% over 1997 to $163.7 million. Selling, general and administrative expenses for fiscal 1998 grew $14.6 million or 19% over fiscal 1997. Fiscal 1998 operating income increased $29.7 million over fiscal 1997 to $42.6 million. Adjusted operating income for fiscal 1998, excluding inventory step-up, increased $14.2 million or 25% to $70.5 million compared to fiscal 1997.

     Total assets at June 30, 1998 were $543.6 million, 16% higher than the prior year, and inventories were $251.7 million, 18% higher than the June 30, 1997 balances. Total debt at June 30, 1998 was $277.2 million, down $41.9 million from June 30, 1997.

                    BERINGER WINE ESTATES HOLDINGS, INC. 32

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                 RISK FACTORS

Year 2000 compliance   Many computer programs have been written using two digits
for the year fields rather than four. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Therefore, the performance of our computer processes and systems, and those of our suppliers and customers, in the Year 2000 is uncertain. This could result in one or more failures of our computer systems that would disrupt our operations. These disruptions could include, among other things, a temporary inability to process transactions, send invoices, or engage in other normal business activities.

     We do not know if the systems of companies with which we have significant business relationships will be timely converted. We have completed contingency plans to minimize disruption in our operations caused by failure to achieve Year 2000 compliance.

     We have not formulated a reasonably likely worst case scenario with regard to Year 2000 failures. If our customers or suppliers Year 2000 compliance is not completed by December 31, 1999 our business could be materially and adversely affected.

Our dependence on sales of three varietals could adversely affect our
profitability if consumer preferences were to change   Approximately 76% of our
net revenues for the fiscal year ended June 30, 1999 were concentrated in our top three selling varietal wines, White Zinfandel, Chardonnay and Cabernet Sauvignon. A shift in consumer preferences that results in a reduction in sales of wine generally, or in any of these three varietals, could cause a significant decline in our revenues and earnings.

We face significant competition which could adversly affect our profitability The premium wine industry is highly competitive which could adversly impact our profit margins and growth prospects. Several of our competitors have greater financial resources than we do. Our wines compete in all of the premium wine market segments with many other premium wines produced throughout the world. Our wines also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages. We compete for shelf space in retail stores and for marketing focus by our independent distributors, most of whom carry extensive product portfolios.

If our largest customers and distribution channels perform poorly our
profitability would be adversly affected   We sell our products principally to
distributors for resale to restaurants and retail outlets. Sales to our largest distributor, Southern Wine and Spirits of America, Inc., represented 31% of our net revenues for fiscal year ended June 30, 1999. Sales to our ten largest distributors combined represented 59% of our net revenues during fiscal year ended June 30, 1999. Sales to our ten largest distributors are expected to continue to represent a substantial majority of our net revenues in the future. Poor sales performance from our major distributors or our inability to collect accounts receivable from them when due could significantly reduce our earnings.

If sales in California and other key markets decline, our profits and revenues
may be adversly affected   For the fiscal year ended June 30, 1999,
approximately 25% of our sales were concentrated in California, while another approximately 24% were concentrated in New Jersey, Texas, Illinois, and Florida combined. A reduction in consumer confidence and spending in these and other regions could reduce demand for our products, which would adversely affect our business and financial results.

                    BERINGER WINE ESTATES HOLDINGS, INC. 33

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Fluctuations in quantity and quality of grape supply could adversely affect us Grape supply shortages generally result in higher grape prices. Grape prices are the single largest component of our costs of production. We are most susceptible to grape price increases with White Zinfandel because we purchase the majority of these grapes. Most of our farming costs are fixed, so a decline in the yields from our own vineyards results in higher costs for our wines. If we cannot increase prices because of competitive pressure, increased grape supply costs could lead to lower earnings.

     Planting new vineyards and replanting old vineyards may result in increased wine supplies. If this increased supply is not offset by increased consumer demand for premium wines, we may be unable to maintain or increase our prices. Consequently, this could significantly reduce our earnings.

     If the quality of our grape supply declines, one or more of our wines could be adversely affected, and this could have an adverse impact on our business.

Disease, pestilence and bad weather could reduce the quality and quantity of our
grape supply   Winemaking and grape growing are subject to a variety of
agricultural risks. Various diseases, pests, and extreme weather conditions can substantially reduce the quality and quantity of our grape supply. If our wine quality or supply is reduced, it can hurt our financial results. In recent years, floods have damaged several of our vineyards. While this damage was limited, and did not materially impact our financial results, future flooding or other extreme weather conditions may do so. Our vineyards are also susceptible to various insect pests, along with various grapevine diseases and viruses.

     We have experienced Pierce's Disease in some of our vineyards located near riparian vegetation. This disease destroys individual vines. There is no cure for Pierce's Disease but its incidence has been reduced by removing vines from problem areas. A new carrier of Pierce's disease, the glassy winged sharpshooter, has reportedly infected vineyard acreage in San Diego County. If this pest migrates north to our Central and North Coast vineyards it could greatly increase the incidence of Pierce's Disease and reduce the quantity of our grape supply. We cannot guarantee Pierce's Disease or other diseases, infestations or pests will not become more widespread in the future. These problems could result in increased prevention, remedial and other costs, and consequently lower future earnings.

     Phylloxera is a louse that feeds on the vine roots and usually destroys the vine over a period of time. We have experienced Phylloxera in most of our North Coast vineyards. We have replanted most of these vineyards using rootstocks that are generally believed to be resistant to phylloxera. However, we cannot assure you that these rootstocks will be resistant to existing or new strains of phylloxera.

Our debt and capital requirements could adversely affect us   Our total bank
debt was $328.0 million at June 30, 1999, representing approximately 60% of our total capitalization. We project the need for significant capital spending and increased working capital requirements over the next several years. This will require additional borrowing or other financing.

     Our leverage has several important consequences to our stockholders. These include:

     . significant interest and principal repayment obligations; and . restrictive debt covenants that limit, among other things, our ability to pay dividends and to incur additional indebtedness.

                    BERINGER WINE ESTATES HOLDINGS, INC. 34

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

  The premium wine industry is a capital-intensive business. It involves substantial capital expenditures to acquire and develop vineyards and to improve and expand wine production. Farming of vineyards and the acquisition of grapes and bulk wine require substantial amounts of working capital.

Our quarterly results fluctuate because of the seasonality of the wine business

  . We typically experience seasonal and quarterly fluctuations in net revenues, cost of goods sold and net income.
  . Our sales volume tends to increase during holiday periods and prior to the effective dates of price increases.
  . Our sales volume is also sensitive to distributor inventories. If they begin a period with higher than normal inventories, their purchases may decline in that period.
  . Our timing of releases for our higher priced wines can also affect our quarterly results.
  . Our sales volume historically declines during the summer months. This seasonality results in lower earnings during our first fiscal quarter.
  . Our level of borrowing and related interest expense fluctuates throughout the year based on the incurrance of harvest costs, and the timing of grape grower payments and capital expenditures.

Increased regulation could adversely affect us   The wine industry is regularly
targeted for increased regulation of marketing practices and distributor relationships. It is also susceptible to trade barriers erected by countries with competitive wine industries. Increased trade regulation or trade barriers could restrict the ability of our industry to compete with other beverages.

Our largest stockholder exercises significant control   We have two classes of
Common Stock: Class A Common Stock, which is entitled to 20 votes per share, and Class B Common Stock, which is entitled to one vote per share. Texas Pacific Group, and its related partnerships, own 1,259,902 shares of Class A Common Stock and 8,861,493 shares of Class B Common. This represents approximately 96% of all the outstanding Class A Common Stock and 49% of all the outstanding Class B Common Stock, and 77% of the combined voting power of both classes of Common Stock. Consequently, they are able to elect all members of our Board of Directors and control us. This concentration of ownership may have the effect of delaying or preventing someone else from acquiring control of us. This could affect the market price of our Class B Common Stock.

The price of our Class B Common Stock is volatile   The market price of our
Class B Common Stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future. If our financial performance in any fiscal quarter fails to meet the investment community's expectations, the market price of our stock could fall. Also, the securities markets have experienced significant price and volume fluctuations that are unrelated to our operating results. Future trading prices of our stock may depend on factors beyond our influence, such as perceptions of our business and the premium wine industry generally. Prevailing interest rates and the market for similar securities may influence our stock price. Our stock price may also react to domestic and international economic and political conditions.

                    BERINGER WINE ESTATES HOLDINGS, INC. 35

                          CONSOLIDATED BALANCE SHEETS

                                                                                             June 30,             June 30,
(in thousands, except share and per share data)                                                1998                 1999
                                                                                             --------             --------
                                        ASSETS
Current assets:
  Cash................................................................................       $     21             $     18
  Accounts receivable, net............................................................         30,524               45,388
  Inventories.........................................................................        251,669              285,635
  Deferred tax assets.................................................................          5,781               11,293
  Prepaids and other current assets...................................................          3,214                2,768
                                                                                             --------             --------
     Total current assets.............................................................        291,209              345,102

Property, plant and equipment, net....................................................        244,697              289,824
Other assets, net.....................................................................          7,694                9,390
                                                                                             --------             --------
     Total assets.....................................................................       $543,600             $644,316
                                                                                             ========             ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................................       $ 17,456             $ 23,301
  Book overdraft......................................................................          1,207                3,416
  Accrued trade discounts.............................................................          4,527                9,258
  Accrued payroll, bonuses and benefits...............................................          6,706                9,447
  Accrued interest....................................................................          4,543                4,572
  Other accrued expenses..............................................................          6,515                7,597
  Income taxes payable................................................................          1,686                2,270
  Line of credit......................................................................        105,300              102,100
  Current portion of long-term debt...................................................          4,406                2,695
                                                                                             --------             --------
     Total current liabilities........................................................        152,346              164,656

Long-term debt, less current portion..................................................        167,461              223,162
Deferred tax liabilities..............................................................         33,559               36,065
Other liabilities.....................................................................          4,333                2,333
                                                                                             --------             --------
     Total liabilities................................................................        357,699              426,216
                                                                                             --------             --------

Stockholders' equity:
  Class A Common Stock, $0.01 par value; 2,000,000 shares authorized;
    1,376,208 and 1,312,326 shares issued and outstanding.............................             14                   13
  Class B Common Stock, $0.01 par value; 38,000,000 shares authorized;
    18,038,469 and 18,242,071 shares issued and outstanding...........................            180                  182
  Notes receivable from stockholders..................................................           (448)                (306)
  Additional paid-in-capital..........................................................        188,721              191,192
  Retained earnings (accumulated deficit).............................................         (2,566)              27,019
                                                                                             --------             --------
     Total stockholders' equity.......................................................        185,901              218,100
                                                                                             --------             --------
     Total liabilities and stockholders' equity.......................................       $543,600             $644,316
                                                                                             ========             ========

See notes to consolidated financial statements.

                    BERINGER WINE ESTATES HOLDINGS, INC. 36

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         Year Ended June 30,
                                                                         ----------------------------------------------------
(in thousands, except per share data)                                        1997               1998                1999
                                                                         ------------       -------------       -------------
Gross revenues.........................................................     $282,801            $334,398            $393,986
Less excise taxes......................................................       13,341              15,950              17,832
                                                                            --------            --------            --------
Net revenues...........................................................      269,460             318,448             376,154
Cost of goods sold.....................................................      177,829             182,557             198,030
                                                                            --------            --------            --------
Gross profit...........................................................       91,631             135,891             178,124
Selling, general and administrative expenses...........................       78,647              93,248             111,592
                                                                            --------            --------            --------
Operating income.......................................................       12,984              42,643              66,532
Interest expense.......................................................       26,401              23,000              21,899
Other expense (income), net............................................         (892)             (2,465)             (2,471)
                                                                            --------            --------            --------
Income (loss) before income taxes......................................      (12,525)             22,108              47,104
Provision for (benefit of) income taxes................................       (7,076)              6,543              17,519
                                                                            --------            --------            --------
Net income (loss) before extraordinary item and preferred stock
   dividends and discount accretion....................................       (5,449)             15,565              29,585
Less preferred stock dividends and discount accretion..................        4,920               4,365                  --
                                                                            --------            --------            --------
Income (loss) before extraordinary item available to common
 stockholders..........................................................      (10,369)             11,200              29,585
Extraordinary loss, net of tax.........................................           --               3,317                  --
                                                                            --------            --------            --------
  Net income (loss) available to common stockholders...................     $(10,369)           $  7,883            $ 29,585
                                                                            ========            ========            ========

Income (loss) per share:
  Basic EPS before extraordinary item..................................     $  (0.86)           $   0.65            $   1.51
  Extraordinary loss per share.........................................           --                0.19                  --
                                                                            --------            --------            --------
  Basic EPS after extraordinary item...................................     $  (0.86)           $   0.46            $   1.51
                                                                            ========            ========            ========

  Diluted EPS before extraordinary item................................     $  (0.86)           $   0.62            $   1.46
  Extraordinary loss per share.........................................           --                0.19                  --
                                                                            --------            --------            --------
  Diluted EPS after extraordinary item.................................     $  (0.86)           $   0.43            $   1.46
                                                                            ========            ========            ========

Weighted average number of common shares and
 equivalents outstanding:
  Basic................................................................       12,071              17,108              19,554
                                                                            ========            ========            ========
  Diluted..............................................................       12,071              18,170              20,300
                                                                            ========            ========            ========

See notes to consolidated financial statements.

                    BERINGER WINE ESTATES HOLDINGS, INC. 37

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            Notes
                                               Class A                Class B             Receivable              Additional
                                             Common Stock           Common Stock             From                   Paid in
                                          ------------------     ------------------
(in thousands, except share data)         Shares      Amount     Shares      Amount      Stockholders  Warrants     Capital
                                          ------      ------     ------      ------      ------------  --------     -------
Balance at July 1, 1996..............    1,008,000      $10    10,639,590     $106          $(340)      $ 1,848     $ 56,124
  Net loss...........................
  Issuance of stock..................       11,980       --     1,076,622       11           (402)                     6,266
  Repayment of notes receivable
   from stockholders.................                                                         106
  Preferred stock dividend and
   discount accretion................                                                                                 (4,920)
                                         ---------    -----    ----------    -----       --------       -------     --------
Balance at June 30, 1997.............    1,019,980       10    11,716,212      117           (636)        1,848       57,470
  Net income.........................
  Issuance of stock..................                              50,831       --                                     1,061
  Proceeds from initial public
   offering..........................                           5,520,000       55                                   132,421
  Exercise of warrants...............                             431,612        5                       (1,848)       1,843
  Exercise of stock options, net of
   repurchase and retirements........                             676,042        7                                       293
  Repayment of notes receivable
   from stockholders.................                                                         188
  Conversion, Class B to Class A
   Common Stock......................      356,228        4      (356,228)      (4)
    Other............................                                                                                     (2)
    Preferred stock dividend and
   discount accretion................                                                                                 (4,365)
                                         ---------    -----    ----------    -----       --------       -------     --------
Balance at June 30, 1998.............    1,376,208       14    18,038,469      180           (448)           --      188,721
  Net income.........................
  Issuance of stock..................                              82,658        1                                     2,027
  Exercise of stock options, net of
   repurchase and retirements........                              57,062       --                                       444
  Repayment of notes receivable
   from stockholders.................                                                         142
  Conversion, Class A to Class B
   Common Stock......................      (63,882)      (1)       63,882        1
                                         ---------    -----    ----------    -----       --------       -------     --------
Balance at June 30, 1999.............    1,312,326      $13    18,242,071     $182          $(306)      $    --     $191,192
                                         =========    =====    ==========    =====       ========       =======     ========

                                            Retained
                                           Earnings/
                                          (Accumulated
(in thousands, except share data)           Deficit)     Total
                                            -------      -----
Balance at July 1, 1996..............      $ (9,367)   $ 48,381
  Net loss...........................        (5,449)     (5,449)
  Issuance of stock..................                     5,875
  Repayment of notes receivable
   from stockholders.................                       106
  Preferred stock dividend and
   discount accretion................                    (4,920)
                                           --------    --------
Balance at June 30, 1997.............       (14,816)     43,993
  Net income.........................        12,248      12,248
  Issuance of stock..................                     1,061
  Proceeds from initial public
   offering..........................                   132,476
  Exercise of warrants...............                        --
  Exercise of stock options, net of
   repurchase and retirements........                       300
  Repayment of notes receivable
   from stockholders.................                       188
  Conversion, Class B to Class A
   Common Stock......................                        --
    Other............................             2          --
    Preferred stock dividend and
   discount accretion................                    (4,365)
                                           --------    --------
Balance at June 30, 1998.............        (2,566)    185,901
  Net income.........................        29,585      29,585
  Issuance of stock..................                     2,028
  Exercise of stock options, net of
   repurchase and retirements........                       444
  Repayment of notes receivable
   from stockholders.................                       142
  Conversion, Class A to Class B
   Common Stock......................                        --
                                           --------    --------
Balance at June 30, 1999.............      $ 27,019    $218,100
                                           ========    ========

See notes to consolidated financial statements.

                    BERINGER WINE ESTATE HOLDINGS, INC. 38

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year Ended June 30,
                                                                         -------------------------------------------------------
(in thousands)                                                               1997                 1998                 1999
                                                                         -------------       --------------       --------------
Cash flows from operating activities:
  Net income (loss).......................................................   $ (5,449)            $ 12,248             $ 29,585
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
          Deferred taxes..................................................    (15,596)              (5,694)              (3,006)
          Depreciation and amortization...................................      6,399               12,226               13,408
          Provision for doubtful accounts.................................        210                   --                   --
          Extraordinary loss on early extinguishment of debt..............         --                1,509                   --
          Other...........................................................        (17)                 160                   97
          Change in assets and liabilities:
             Accounts receivable..........................................     (4,139)              (2,298)             (14,864)
             Inventories..................................................     17,412              (37,572)             (33,966)
             Prepaids and other assets....................................     (2,786)                 323               (2,260)
             Accounts payable.............................................      1,991                7,342                5,845
             Book overdraft...............................................      2,001                 (794)               2,209
             Accrued liabilities..........................................      2,735                4,473                8,583
             Income taxes payable.........................................       (946)               1,686                  584
             Other liabilities............................................      6,333               (2,000)              (2,000)
                                                                             --------             --------             --------
               Net cash provided by (used in) operating activities........      8,148               (8,391)               4,215
                                                                             --------             --------             --------

Cash flows from investing activities:
  Acquisitions of property, plant and equipment...........................    (33,956)             (43,199)             (56,865)
  Business acquisition....................................................    (20,351)                  --                   --
  Other...................................................................        187                 (147)                (660)
                                                                             --------             --------             --------
               Net cash used in investing activities......................    (54,120)             (43,346)             (57,525)
                                                                             --------             --------             --------

Cash flows from financing activities:
  Net proceeds from (repayments of) line of credit........................     18,000                1,300               (3,200)
  Proceeds from long-term debt............................................     12,500                   --               58,000
  Repayment of long-term debt.............................................       (816)             (44,816)              (4,010)
  Repayment of amount due to Nestle.......................................     (4,024)                  --                   --
  Issuance of common stock................................................      5,780              133,676                2,375
  Issuance (redemption) of preferred stock................................        318              (38,705)                  --
  Proceeds from notes receivable from stockholders........................        106                  188                  142
                                                                             --------             --------             --------
               Net cash provided by financing activities..................     31,864               51,643               53,307
                                                                             --------             --------             --------

Net decrease in cash......................................................    (14,108)                 (94)                  (3)
Cash at beginning of the period...........................................     14,223                  115                   21
                                                                             --------             --------             --------
Cash at end of the period.................................................   $    115             $     21             $     18
                                                                             ========             ========             ========

Supplemental cash flow information:
Cash payments of income taxes.............................................   $  9,287             $  9,045             $ 20,129
Cash payments of interest.................................................     24,128               23,749               23,867

See notes to consolidated financial statements.

                    BERINGER WINE ESTATES HOLDINGS, INC. 39

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Organization and Summary of Significant Accounting Policies

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

  We are engaged in the operation of vineyards and wineries, and the production and sale of premium bottled wine. The majority of our operations are carried out in California. We sell our wine principally in the United States to distributors for resale to retail outlets and restaurants. A substantial portion of our sales are concentrated in California and, to a lesser extent, the States of New Jersey, Texas, Illinois, and Florida. Export sales for all periods presented account for approximately 4% of net revenues.

Summary of Significant Accounting Policies

  Basis of presentation.   The consolidated financial statements include the
accounts of BWEH and all of its subsidiaries. Intercompany transactions and balances have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

  Revenue recognition.   We recognize revenue when the product is shipped and
title passes to the customer. Revenue from product sold at our retail locations is recognized at the time of sale. We generally allow thirty days from the date of shipment for our customers to make payment. No products are sold on consignment.

  Major customers.   We sell the majority of our wines through distributors in
the United States and through brokers and agents in export markets. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of our customer base. There is common ownership in several distributorships in different states that, when considered to be one entity, represented 29.8%, 31.6% and 31.2% of revenues for the years ended June 30, 1997, 1998 and 1999, respectively. Trade accounts receivable from these distributors at June 30, 1998 and 1999 totaled $6,972,000 and $13,230,000, respectively. Our accounts receivable are presented net of an allowance for doubtful accounts totaling $249,000 and $255,000 at June 30, 1998 and 1999, respectively.

  Inventories.   Inventories are valued at the lower of cost or market.
Inventory and cost of inventory sold are determined using the first-in, first-out (FIFO) method. Costs associated with growing crops, winemaking and other costs associated with the manufacturing of product for resale are recorded as inventory. In accordance with general practice in the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year.

                    BERINGER WINE ESTATES HOLDINGS, INC. 40

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Inventories consist of the following:

                                                                                         June 30,          June 30,
(in thousands)                                                                             1998              1999
                                                                                        -----------       -----------
   Bulk wine.......................................................................        $ 96,779          $124,105
   Cased goods and retail..........................................................         133,668           135,429
   Crop costs and supplies.........................................................          21,222            26,101
                                                                                           --------          --------
                                                                                           $251,669          $285,635
                                                                                           ========          ========

  Each of the acquisitions described below in Note 2 resulted in an allocation of purchase price in excess of book value to inventory on hand at the date of purchase. This allocation of purchase price in excess of book value is referred to as inventory step-up. The Beringer, Chateau St. Jean and Stags' Leap Winery acquisitions resulted in $101.9 million, $6.4 million and $14.6 million in inventory step-up, respectively.

  Included in inventory at June 30, 1998 and 1999 were $19.6 million and $3.2 million, respectively, of inventory step-up remaining from applying purchase accounting to the acquisitions of Beringer Wine Estates Company, Chateau St. Jean and Stags' Leap Winery (Note 2).

  Property, plant and equipment.   Property, plant and equipment is stated at
the lower of cost or, if impaired, the fair value at date of impairment. Property, plant and equipment is deemed to be impaired if, on an undiscounted basis, the sum of the estimated future cash flows is less than the carrying amount of the asset. Maintenance and repairs are expensed as incurred. Costs incurred in developing vineyards, including related interest costs, are added to asset cost until the vineyards become commercially productive.

  Depreciation and amortization are genarally computed using the straight-line method over the estimated useful life of the assets, generally 15 to 25 years for vineyards, 40 years for buildings, 5 to 30 years for machinery and equipment, and 3 to 5 for office furniture and fixtures. Leasehold improvements are amortized over the estimated useful lives of the improvements or the terms of the related lease, whichever is shorter.

  The cost and accumulated depreciation of property, plant and equipment consist of the following:

                                                                                          June 30,           June 30,
(in thousands)                                                                              1998               1999
                                                                                        ------------       ------------
   Land...............................................................................     $ 77,812           $ 77,812
   Vineyards..........................................................................       57,315             62,713
   Machinery and equipment............................................................       61,627             69,680
   Buildings..........................................................................       31,503             35,609
   Leasehold improvements.............................................................        7,677              8,865
   Furniture and fixtures.............................................................        1,902              2,187
   Vineyards under development........................................................       26,339             47,911
   Construction in progress...........................................................        4,563             20,826
                                                                                           --------           --------
                                                                                            268,738            325,603
   Less accumulated depreciation and amortization.....................................      (24,041)           (35,779)
                                                                                           --------           --------
                                                                                           $244,697           $289,824
                                                                                           ========           ========

                    BERINGER WINE ESTATES HOLDINGS, INC. 41

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Included in property, plant and equipment are $636,000, $1,356,000 and $2,609,000 of interest capitalized for the years ended June 30, 1997, 1998 and 1999, respectively. All property, plant and equipment is pledged as collateral for amounts owed under our credit agreement (Note 3).

  Other assets. Other assets include loan fees, long-term prepaid lease costs, and miscellaneous other assets. Loan fees are amortized over the terms of the related loans. Prepaid lease costs will be offset against future operating lease obligations.

  Income taxes. Income taxes are recorded using the liability method. Under this method, deferred taxes are determined by applying current tax rates to the differences between the tax and financial reporting bases of our assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

  Advertising costs. We expense costs relating to advertising either as the costs are incurred or the first time the advertising takes place. Point of sale materials are accounted for as prepaid expenses and charged to advertising expense as utilized. Advertising expense, including merchandising and point of sale materials charged to expense, totaled $15,616,000, $16,118,000 and $19,433,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

  Financial instruments. We utilize financial instruments to reduce interest rate and foreign currency exchange risks. We do not enter into financial instruments for trading or speculative purposes. Payments or receipts on interest rate swap agreements are recorded in interest expense. Gains and losses on forward foreign exchange contracts, which are used to manage foreign currency exchange risk on certain oak barrel purchase commitments, are deferred and recognized as adjustments of carrying amounts of assets purchased when the hedged transaction occurs.

  Stock based compensation. We use an intrinsic value based method to measure compensation cost in connection with our employee stock compensation plans, which has not historically resulted in compensation cost. Our stock option plans are discussed in Note 9.

  Earnings Per Share. Basic EPS represents the income available to common stockholders divided by the weighted average number of Class A and Class B common shares outstanding during the measurement period. Diluted EPS represents the income available to common stockholders divided by the weighted average number of Class A and Class B common shares outstanding during the measurement period while also giving effect to all dilutive potential common shares that were outstanding during the period. Potential common shares consist primarily of stock options and warrants (dilutive impact calculated applying the "treasury stock method").

                    BERINGER WINE ESTATES HOLDINGS, INC. 42

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The table below presents the computation of basic and diluted earnings per share:

                                                                                        Year Ended June 30,
                                                                         --------------------------------------------------
(in thousands, except per share data)                                        1997               1998               1999
                                                                         ------------       ------------       ------------
   Numerator--Income (loss)
   Income (loss) before extraordinary item available to
    common stockholders................................................     $(10,369)            $11,200            $29,585
                                                                            ========             =======            =======

   Denominator--Basic shares
   Average common shares outstanding...................................       12,071              17,108             19,554
                                                                            --------             -------            -------
   Basic EPS before extraordinary item.................................     $  (0.86)            $  0.65            $  1.51
                                                                            ========             =======            =======

   Denominator--Diluted shares
   Average common shares outstanding...................................       12,071              17,108             19,554
   Dilutive effect of common stock equivalents.........................           --               1,062                746
                                                                            --------             -------            -------
          Total diluted shares.........................................       12,071              18,170             20,300
                                                                            ========             =======            =======
   Diluted EPS before extraordinary item...............................     $  (0.86)            $  0.62            $  1.46
                                                                            ========             =======            =======

  Segment Reporting. We adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131") , "Disclosure about Segments of an Enterprise and Related Information" for the year ended June 30, 1999. SFAS 131 establishes standards for reporting certain information about operating segments of an enterprise. Operating segments are defined based upon the way that management organizes financial information within the enterprise for making operating decisions and assessing performance. We organize financial information by brands and product lines. These brands and product lines have been aggregated for financial reporting purposes due to similarities in economic characteristics of the brands and product lines and the similar nature of the products, production processes, customers and distribution methods. Substantially all of our revenues and assets are within the United States.

Note 2--Acquisitions

  On January 1, 1996, pursuant to a Stock Purchase Agreement among the Company, Nestle, and TPG Partners, L.P. (TPG), we acquired all of the then outstanding common stock of Beringer Wine Estates Company from Nestle (the "Beringer Acquisition"). We financed the acquisition through the issuance of common and preferred stock (Notes 7 and 8), the issuance of senior subordinated notes and the incurrence of long-term indebtedness under our credit agreement (Note 3) which eliminated short-term mezzanine financing provided by the seller.

                    BERINGER WINE ESTATES HOLDINGS, INC. 43

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On April 1, 1996, pursuant to an Asset Purchase Agreement between the Company and Suntory International Corporation (Suntory), we acquired the net assets of Chateau St. Jean from Suntory (the "CSJ Acquisition"). On February 28, 1997, pursuant to a Stock and Asset Purchase Agreement between the Company and Stags' Leap Winery, Inc., Stags' Leap Associates, and various individuals, we acquired all of the outstanding common stock of Stags' Leap Winery, Inc. and certain assets from Stags' Leap Associates and the various individuals (the "SLW Acquisition"). Each acquisition has been accounted for using the purchase method of accounting.

  The total cost of each acquisition follows:

                                                                          Beringer             CSJ               SLW
(in thousands)                                                           Acquisition       Acquisition       Acquisition
                                                                         -----------       -----------       -----------
Cash paid, net of cash purchased.......................................     $258,262           $29,312           $19,197
Amount due to seller...................................................       95,762                --             2,850
Acquisition costs......................................................       17,036             1,864             1,154
                                                                            --------           -------           -------
   Total purchase price................................................     $371,060           $31,176           $23,201
                                                                            ========           =======           =======

  The allocation of purchase price to the assets acquired and liabilities assumed has been made using estimated fair values at the applicable dates of acquisition based on independent appraisals and on studies performed by management.

     The purchase price allocations are summarized as follows:

                                                                           Beringer             CSJ                 SLW
(in thousands)                                                           Acquisition        Acquisition         Acquisition
                                                                         ------------       ------------       -------------
Fair market value of assets acquired, net of cash purchased:
  Accounts receivable..................................................     $ 20,169            $ 2,627             $   813
  Inventories..........................................................      231,489             23,057              20,046
  Property, plant and equipment........................................      178,557             10,942              12,300
  Other................................................................       17,153              2,360                 740
                                                                            --------            -------             -------
                                                                             447,368             38,986              33,899

Fair value in excess of purchase price offset against
 non-current assets acquired...........................................           --             (5,750)             (7,388)
Liabilities assumed....................................................      (21,436)              (400)               (173)
                                                                             (54,872)            (1,660)             (3,137)
                                                                            --------            -------             -------
Deferred tax liabilities...............................................     $371,060            $31,176             $23,201
                                                                            ========            =======             =======

                    BERINGER WINE ESTATES HOLDINGS, INC. 44

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Results of operations of the SLW Acquisition are included in the Consolidated Statements of Operations since its acquisition date. Our pro forma unaudited results of operations, prepared assuming that the SLW Acquisition took place on July 1, 1996, follows:

(in thousands, except per share data, unaudited)                                          Year ended June 30, 1997
                                                                                          ------------------------
Net revenues......................................................................                        $273,730
Operating income (loss)...........................................................                          11,790
Net loss allocable to common stockholders.........................................                         (11,486)
Loss per share....................................................................                        $  (0.95)

     The pro forma results have been prepared for comparative purposes only and include adjustments for increased costs of sales as a result of the step-up to fair value in the basis of the inventory acquired, increased interest expense on acquisition debt, and adjustments to depreciation based on the fair market value of the property, plant and equipment acquired. This pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effected on the assumed date.

Note 3--Long-Term Debt and Line of Credit Agreement

  In connection with the acquisition of the Company in January 1996, we entered into a credit agreement with several financial institutions and issued senior subordinated notes to certain investors. In connection with the issuance of the senior subordinated notes, the investors also received 308,294 and 123,318 of our Class A and Class B Stock Warrants, respectively (Note 9).

  The credit agreement, which was amended in December 1998, provides for a senior secured credit facility consisting of term credit and a secured revolving line of credit. The line of credit expires on January 1, 2003 and has a maximum credit available of $300.0 million. The maximum credit available will be reduced if the value or amount of certain of our assets which are used in determining the borrowing base for the line of credit fall below specified levels. The maximum credit available will also be reduced to the extent of any outstanding amounts due to growers. At June 30, 1998, we had drawn $105.3 million on the line of credit. At June 30, 1999, we had drawn $102.1 million on the line of credit. At June 30, 1999, we had two outstanding letters of credit related to building and vineyard leases for a total of $6.0 million. The letter of credit related to the vineyard lease, totaling $3.5 million, was canceled on July 7, 1999. Unused availability under the credit line was $191.9 million at June 30, 1999. Interest under the line of credit, which is payable quarterly, accrues at a rate determined under various bank interest programs ranging from 6.06% to 8.69% for the periods ended June 30, 1998 and 1999. We may, at our option, elect to convert all or any portion of outstanding indebtedness under the line of credit to a fixed interest rate. We must pay a quarterly commitment fee equal to 0.25% per annum of the average daily amount by which the maximum credit available exceeds the outstanding balance on the credit line.

                    BERINGER WINE ESTATES HOLDINGS, INC. 45

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Long-term debt consists of the following:

                                                                                          June 30,           June 30,
(in thousands)                                                                              1998               1999
                                                                                        ------------       ------------
Term loan, Tranche A; secured by all properties; interest rates determined under various bank interest programs (6.97% to 7.29% at June 30, 1998 and 6.43% to 7.25%
at June 30, 1999);   interest payable quarterly; principal payable monthly and
quarterly commencing April 1,1997; due July 16, 2005..................................     $ 13,897           $ 13,508

Term loan, Tranche B; secured by all properties; interest rates determined under various bank interest programs (6.97% to 8.02% at June 30, 1998 and 6.43% to 7.95%
at June 30, 1999); interest payable quarterly; principal payable quarterly
commencing January 1, 1998; due July 16, 2005.........................................      157,970            154,349

Term loan, Tranche C; secured by all properties; interest rates determined under various bank interest programs (fixed at 6.86% under these programs at June 30, 1999
and through December 17, 2005);   interest payable quarterly; principal payable
quarterly commencing January 1, 2004, due October 1, 2008.............................           --             58,000
                                                                                           --------           --------

Total debt                                                                                  171,867            225,857
Less current portion..................................................................       (4,406)            (2,695)
                                                                                           --------           --------
Total long-term debt                                                                       $167,461           $223,162
                                                                                           ========           ========

  Aggregate annual maturities of long-term debt at June 30, 1999 are as follows:

(in thousands)                                                                               Year ending June 30,
                                                                                             --------------------
2000...................................................................................                  $  2,695
2001...................................................................................                     2,920
2002...................................................................................                     3,659
2003...................................................................................                     5,505
2004...................................................................................                     6,636
Thereafter.............................................................................                   204,442
                                                                                                         --------
                                                                                                         $225,857
                                                                                                         ========

                    BERINGER WINE ESTATES HOLDINGS, INC. 46

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The terms of the credit agreement contain, among other provisions, requirements for maintaining certain working capital and other financial ratios, and limit our ability to pay dividends, merge, alter the existing capital structure, incur indebtedness and acquire or sell assets.

  In November 1997, we used the proceeds from our IPO to retire all of the outstanding senior subordinated notes. The early retirement of the subordinated notes resulted in a pre-tax extraordinary charge of $4,659,000 that included a $3,150,000 prepayment penalty and a $1,509,000 write-off of unamortized discount.

Note 4--Financial Instruments

  We do not enter into financial instruments for trading purposes and are not party to any leveraged derivatives. Financial instruments are used to reduce the impact of changes in interest rates and foreign currency exchange rates. The principal financial instruments used are interest rate swaps and forward foreign exchange contracts. Our credit exposure under these agreements is limited to the cost of replacing an agreement in the event of non-performance by the counterparty. To minimize this risk, we select high-quality financial institution counterparties.

  Interest rate swaps. We enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. At June 30, 1998 and 1999, we had outstanding interest rate swap agreements, maturing at various dates from February 1, 2001 through January 2, 2002, with a total notional amount of $25.0 million and $90.0 million, respectively. Under these agreements, we receive a variable rate of interest, or a weighted average rate of 5.67% and 5.22% at June 30, 1998 and 1999, respectively, and pay a weighted average fixed interest rate of 6.36% at June 30, 1998 and 1999.

  The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At June 30, 1998 and 1999, we would have paid $1,526,000 and $733,000, respectively, to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which was deferred from its original effective date, is now effective for years beginning after June 15, 2000. The statement requires all derivative securities to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. We plan to adopt this statement in fiscal 2001. Had we adopted the statement in fiscal 1999, we would have recorded a $450,000 charge to other comprehensive income for the fair value of our swap agreements, as described above.

  Forward foreign exchange contracts.   We enter into forward foreign exchange
contracts to reduce the effect of fluctuating foreign currencies on certain foreign currency denominated purchase commitments. At June 30, 1999, we had outstanding forward exchange contracts to purchase 14,492,000 French francs for the U.S. dollar equivalent of $2,364,000 with maturities ranging from July 15, 1999 to August 31, 1999, with a weighted average maturity of 47 days. At June 30, 1998, we had oustanding forward exchange contracts to purchase 14,035,000 French francs for the the U.S. dollar equivalent of $2,338,000 with maturities ranging from August 15, 1998 to September 15, 1998,

                    BERINGER WINE ESTATES HOLDINGS, INC. 47

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with a weighted average maturity of 71 days. The estimated fair value of our forward foreign exchange contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At June 30, 1998 and 1999, the difference between the contract amounts and the fair values was not significant.

  Fair value of other financial instuments. The fair value of our long-term debt and line of credit is estimated based on current rates we are offered for financings of the same remaining maturities. The carrying amount of our long-term debt and line of credit approximates fair value.

Note 5--Employee Benefit Plans

  We maintain a 401(k) savings plan which covers substantially all employees of the Company. Under this plan, employees can elect to contribute up to 15% (subject to certain limits prescribed by tax law) of their annual pay to the plan. We make a matching contribution of $0.50 for every dollar the employees contribute to the plan up to 6% of the employee's pay. We may also make an annual contribution to the plan solely at the discretion of the Board of Directors of the Company. Employees are immediately 100% vested in our matching contributions. Employees with less than four years of service vest ratably in any discretionary contributions we make. Our contributions for the years ended June 30, 1997, 1998 and 1999 totaled $910,000, $1,257,000 and $1,598,000, respectively, including discretionary contributions of $500,000, $734,000 and $1,062,000, respectively.

Note 6--Income Taxes

  The provision (benefit) for income taxes consists of the following:

                                                                                        Year Ended June 30,
                                                                         --------------------------------------------------
(in thousands)                                                               1997               1998               1999
                                                                         ------------       ------------       ------------
Current tax provision:
   Federal.............................................................     $  6,617            $ 8,568            $16,153
   State...............................................................        1,903              2,327              4,560
                                                                            --------            -------            -------
                                                                               8,520             10,895             20,713
                                                                            --------            -------            -------
Deferred tax provision (benefit):
   Federal.............................................................      (12,100)            (4,539)            (2,676)
   State...............................................................       (3,496)            (1,155)              (518)
                                                                            --------            -------            -------
                                                                             (15,596)            (5,694)            (3,194)
                                                                            --------            -------            -------
                                                                              (7,076)             5,201             17,519
Tax impact of extraordinary item.......................................           --              1,342                 --
                                                                            --------            -------            -------
Total tax provision (benefit)..........................................     $ (7,076)           $ 6,543            $17,519
                                                                            ========            =======            =======

                    BERINGER WINE ESTATES HOLDINGS, INC. 48

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Income tax provision (benefit) differs from the amount computed by multiplying the statutory federal income tax rate times income (loss) before income taxes, due to the following:

                                                                                          Year Ended June 30,
                                                                         -----------------------------------------------------
                                                                             1997                1998                1999
                                                                         -------------       -------------       -------------
Federal statutory tax (benefit) rate...................................        (35.0%)              35.0%               35.0%
State income taxes, net of federal benefit.............................         (8.3%)               4.4%                5.6%
Amortization of tax basis goodwill.....................................        (14.7%)             (10.6%)              (4.0%)
Other..................................................................          1.5%                1.0%                0.6%
                                                                              ------               -----                ----
                                                                               (56.5%)              29.8%               37.2%
                                                                              ======               =====                ====

  The approximate effect of temporary differences that give rise to deferred tax balances are as follows:

(in thousands)                                                                              1998               1999
                                                                                        ------------       ------------
Gross deferred tax assets
   Liabilities and accruals...........................................................     $  3,130           $  2,620
   Inventories........................................................................           --              7,077
   State taxes........................................................................          714              1,596
                                                                                           --------           --------
                                                                                              3,844             11,293
                                                                                           --------           --------
Gross deferred tax liabilities
   Property, plant and equipment......................................................      (33,559)           (36,065)
   Inventories........................................................................        1,937                 --
                                                                                           --------           --------
                                                                                            (31,622)           (36,065)
                                                                                           --------           --------
Net deferred tax liabilities..........................................................     $(27,778)          $(24,772)
                                                                                           ========           ========

Note 7--Redeemable Preferred Stock

  We have authorized 2,000,000 shares of Series A Preferred Stock (Preferred Stock) with a par value of $0.0001 per share. The Preferred Stock is non-voting and senior to all other classes and series of our stock. The Preferred Stock has a semi-annual dividend rate per share of 7% of the liquidation value of $100 per share. Dividends on the Preferred Stock issued in 1996 were paid in additional shares of Preferred Stock. The liquidiation value of the Preferred Stock, in the event of an involuntary conversion is equal to the previously stated liquidation value of $100 per share.

  In January and September 1996, we issued 300,000 shares and 3,548 shares, respectively, of Preferred Stock, resulting in net proceeds to the Company of $27,049,000 and $318,000, respectively. During the years ending June 30, 1997 and 1998, dividends accrued and paid in additional shares of Preferred Stock amounted to 46,703 and 18,034 shares, respectively.

     In November 1997, we used net proceeds from our IPO to redeem all outstanding shares of the Preferred Stock. The early redemption of the Preferred Stock resulted in a $2,500,000 reduction of net income allocable to common stockholders, which represented the accelerated accretion of the original issue discount remaining on the redemption date.

                    BERINGER WINE ESTATES HOLDINGS, INC. 49

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8--Common Stock and Other Stockholders' Equity

  We have authorized 2,000,000 shares of Class A Common Stock, par value $0.01 per share, and 38,000,000 shares of Class B Common Stock, par value $0.01 per share. Each share of Class A Common Stock is entitled to twenty votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors, subject to preferences applicable to any then outstanding preferred stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock (Note 7).

  The Class A Common Stock is convertible at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, upon the approval of a majority of the shares of Class A Common Stock, the Class A stockholders can be required to convert their shares into shares of Class B Common Stock on a one-for-one basis.

  In September 1996, we issued 11,980 shares and 224,380 shares, respectively, of Class A Common Stock and Class B Common Stock, resulting in net proceeds to the Company of $825,000, net of notes receivable from stockholders of $356,000. In March 1997, we issued 833,334 shares of Class B Common Stock, resulting in net proceeds to the Company of $4,955,000, net of notes receivable from stockholders of $46,000.

  In October 1997, we issued, in an initial public offering, 4,920,000 shares of Class B Common Stock and issued 600,000 shares of Class B Common Stock directly to holders of the Series A Preferred Stock. These issuances of common stock resulted in net proceeds to the Company of $132,476,000. All outstanding warrants were excercised resulting in issuance of 431,612 shares of Class B common stock.

  During the year ended June 30, 1998, current and past directors of the Company excercised options resulting in the issuance of 757,980 shares of Class B Common Stock, resulting in proceeds of $300,000 to the Company and the retirement of 81,938 shares of Class B Common Stock. During the year ended June 30, 1999, 63,348 options were exercised resulting in proceeds of $444,672 to the Company and the retirement of 6,286 shares of Class B Common Stock. We also issued 40,759 and 80,243 Class B Common Stock shares during the years ended June 30, 1998 and 1999, respectively, in connection with the Employee Stock Purchase Plan (Note 9).

  In lieu of cash compensation, we have also issued 18,908, 10,072 and 2,415 shares of Class B Common Stock to Directors for the years ended June 30, 1997, 1998 and 1999, respectively.

  Notes receivable from stockholders, who are also our employees, bear interest at the prime rate (8.50% at June 30, 1997 and 1998, and 7.75% at June 30, 1999), are due ten years from their date of issuance, and are secured by shares of our stock. The notes become due upon termination of the holders' employment or upon sale of the underlying security.

                    BERINGER WINE ESTATES HOLDINGS, INC. 50

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9--Stock Option and Employee Stock Purchase Plans

  We have two stock option plans, two option agreements and an employee stock purchase plan that are described below. We apply APB 25 and related Interpretations in accounting for our plans. No compensation cost has been recognized for our stock option plans because grants have been made at exercise prices at or above fair market value of the common stock on the date of grant.

  The fair value of the common stock on the date of grant for 1,263,584 of the 2,491,425 total options granted under our stock option plans and option agreements approximated $5-$6 per share, which was determined based on the approximate purchase value for the Company on January 1, 1996 (Note 2). The remaining options were granted at exercise prices ranging from $6 to $43 per share. Had the minimum value of the options been calculated in accordance with FAS 123, net income (loss) allocable to common stockholders would have been $(10,594,000), $6,739,000, and $27,661,000, respectively, and net income (loss)
per diluted share would have been $(0.87), $0.37 and $1.36, respectively, for the year ended June 30, 1997, 1998 and 1999.

  For purposes of calculating compensation cost under FAS 123, the minimum fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997, 1998 and 1999, respectively: dividend yield of 0% for all years; expected volatility of 0% for fiscal 1997, 42% for fiscal 1998 and 54% for fiscal 1999; risk-free interest rates of 6.66%, 5.95% and 4.22%; and, expected lives of three to seven years for all years.

Stock Option Plans

  We have two option plans and had two option agreements: the 1996 Stock Option Plan, the 1998 Option Plan, the MAR Stock Option Agreement and the Silverado Stock Option Agreement.

  Under the 1996 Stock Option Plan, we are authorized to grant both incentive and non-qualified stock options for up to 2,205,604 shares of Class B Common Stock to selected employees at an exercise price not less than 100% of the fair market value on the date of grant. Options vest over five years and expire after ten years from the date of grant. We have granted 1,548,745 stock options under this plan at June 30, 1999.

  Under the 1998 Stock Option Plan, we are authorized to grant both incentive and non-qualified stock options for up to 200,000 shares of Class B Common Stock to selected employees at an exercise price not less than 100% of the fair market value on the date of grant. The options will vest over a period determined on the date of grant and will expire after ten years from the date of grant. The company has granted 184,700 stock options under this plan at June 30, 1999.

  Under the MAR Stock Option Agreement, we were authorized to grant stock options for up to 60,000 shares of Class B Common Stock. Each option was immediately vested from the date of grant and no option was exercisable after ten years from the date of grant. All options under this agreement have been granted and were exercised during fiscal 1998.

  Under the Silverado Stock Option Agreement, we were authorized to grant both incentive and non-qualified stock options for up to 697,980 shares of Class B Common Stock. Each option was immediately vested from the date of grant and no option was exercisable after ten years from the date of grant. All options under this agreement have been granted and were exercised during fiscal 1998.

                    BERINGER WINE ESTATES HOLDINGS, INC. 51

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Information regarding these option plans for the fiscal years 1998 and 1999 are as follows:

                                                                              Option Shares Outstanding
                                                       -----------------------------------------------------------------------
                                                                                                 Weighted
                                                          Shares                                 Average
                                                         Available            Options            Exercise           Options
                                                         for Grant            Granted             Price           Exercisable
                                                       -------------       -------------       ------------       ------------
Balance at June 30, 1997.............................        29,158           1,434,426              $ 6.25            875,134
Options authorized...................................     1,700,000
Options granted......................................      (671,700)            671,700               26.40
Options cancelled....................................         4,400              (4,400)              22.00
Options exercised....................................                          (757,980)               5.92
                                                          ---------           ---------
Balance at June 30, 1998.............................     1,061,858           1,343,746               16.46            285,537
Options granted......................................      (385,300)            385,300               41.20
Options cancelled....................................        35,700             (35,700)              31.13
Options exercised....................................                           (63,348)              10.88
                                                          ---------           ---------
Balance at June 30, 1999.............................       712,258           1,629,998               22.21            530,122
                                                          =========           =========

  The weighted average exercise price of options exercisable at June 30, 1998 and 1999 was $5.11, and $9.41 per share, respectively. At June 30, 1999, the 1,629,998 options outstanding had a range of exercise price from $5 to $43 and a range of expiration dates from January 2006 to March 2009.

Stock Warrants

  In connection with the sale of the senior subordinated notes (Note 3), we issued 308,294 and 123,318, respectively, of detachable Series A and Series B Stock Warrants to the senior subordinated note holders. The warrants were allocated an imputed fair value of $1,848,000 on the date of issuance, resulting in a discount in face amount of the senior subordinated notes, using the Black-Scholes Option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 45%; risk free interest rate of 5.23%; and an expected life of 10 years. Each Series A and Series B Stock Warrant provides the holder the right to purchase one share of Class B Common Stock in exchange for one Series A or Series B Stock Warrant plus one cent. All warrants were excercised during fiscal 1998.

Employee Stock Purchase Plan

  We have adopted the 1997 Employee Stock Purchase Plan (ESPP) and have reserved 200,000 shares of Class B Common Stock for issuance under the ESPP. The ESPP allows eligible employees the right to purchase Class B Common Stock at the lower of 85% of the fair value on the date the Company grants the right to purchase or 85% of the fair value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, subject to certain other limits, may exercise their rights to purchase for the period specified in the related offering. We pay all of the administrative expenses of the ESPP.

                    BERINGER WINE ESTATES HOLDINGS, INC. 52

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10--Related Party Transactions

  We regularly enter into transactions with related parties on terms which we believe are similar to like transactions with third parties.

  We recorded rent expense of $948,000, $948,000 and $948,000 for the years ended June 30, 1997, 1998 and 1999, respectively, related to the lease of warehouse space from a partnership consisting of certain directors of the Company.

  Minimum rental payments under this non-cancelable operating lease at June 30, 1999 are as follows:

(in thousands)                                                                                Year ending June 30,
                                                                                              --------------------
2000...................................................................................                     $  948
2001...................................................................................                      1,050
2002...................................................................................                      1,152
2003...................................................................................                      1,152
2004...................................................................................                      1,152
Thereafter.............................................................................                      2,304
                                                                                                            ------
                                                                                                            $7,758
                                                                                                            ======

Note 11--Commitments and Contingencies

  We lease some of our office space, warehousing facilities, vineyards and equipment under non-cancelable and month-to-month operating leases. Certain of these leases have options to renew. Rental costs under these operating leases amounted to $9,578,000, $10,830,000 and $16,540,000, respectively, for the years ended June 30, 1997, 1998 and 1999. Minimum rental payments under non-cancelable operating leases at June 30, 1999 are as follows:

(in thousands)                                                                                Year ending June 30,
                                                                                              --------------------
2000...................................................................................                  $ 18,176
2001...................................................................................                    18,032
2002...................................................................................                    17,121
2003...................................................................................                    15,363
2004...................................................................................                    14,221
Thereafter.............................................................................                   126,494
                                                                                                         --------
                                                                                                         $209,407
                                                                                                         ========

                    BERINGER WINE ESTATES HOLDINGS, INC. 53

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  We have contracted with various growers and certain wineries to supply a significant portion of our future grape requirements and a portion of our future bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several contracts provide for minimum grape purchase prices.

  We are subject to litigation in the ordinary course of business. In our opinion, after consultation with legal counsel, the ultimate outcome of existing litigation will not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Note 12--Quarterly Financial data

  Unaudited quarterly financial data for the fiscal years ended June 30, 1998 and 1999 are as follows:

(in thousands, except per share data, unaudited)               Quarter 1         Quarter 2        Quarter 3        Quarter 4
                                                              -----------       -----------      -----------      -----------
Year ended June 30, 1999
Net revenues................................................     $75,020          $112,573           $93,204          $95,357
Gross profit................................................      34,378            52,677            43,952           47,117
Net income..................................................       4,004             8,359             7,635            9,587
Basic EPS...................................................        0.21              0.43              0.39             0.49
Diluted EPS.................................................        0.20              0.41              0.38             0.47

Year ended June 30, 1998
Net revenues................................................     $65,810          $ 94,377           $77,168          $81,093
Gross profit................................................      26,644            38,639            33,759           36,849
Net income (loss)...........................................        (673)            1,407             5,248            6,266
Net income (loss) available to common stockholders..........      (2,040)           (1,591)            5,248            6,266
Basic EPS...................................................       (0.16)            (0.09)             0.28             0.32
Diluted EPS.................................................       (0.16)            (0.09)             0.26             0.31

                    BERINGER WINE ESTATES HOLDINGS, INC. 54

                       Report of Independent Accountants


To the Board of Directors and Stockholders of Beringer Wine Estates Holdings,
Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Beringer Wine Estates Holdings, Inc. and its subsidiaries at June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
- ------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
July 30, 1999

                    BERINGER WINE ESTATES HOLDINGS, INC. 55